Exhibit 99.1

Pembina Pipeline Corporation

•	Notice of 2015 annual meeting of shareholders
•	Management information circular

March 19, 2015

What's inside

Notice of our 2015 annual and special meeting		1

Management information circular		2
1.	About voting	3
2.	Business of the meeting	6
3.	About the nominated directors	10
4.	Governance	22
5.	Compensation discussion & analysis	40
6.	Other information	84

Letter to shareholders

Dear shareholder,

Pembina's board of directors is pleased to present our 2015 management information circular. This document tells you about your voting rights as a shareholder and the items we will be discussing at our annual and special meeting of shareholders on May 8, 2015. It also includes important information about how the company is governed and how executives are paid.

I’m honoured to have assumed the role of Chair of the Board as of April 1, 2014, and thank Lorne Gordon for his excellent work as chair since Pembina went public in 1997. Lorne has been instrumental in guiding Pembina in its success over the past years. In 2014, we also saw several other changes to our board. Thomas Buchanan resigned on October 1, and I would like to thank him on behalf of the entire board for his contribution to the board and Pembina’s success. In January we welcomed our new President and CEO, Mick Dilger to the board. Anne-Marie Ainsworth joined us in October, and we welcomed Gordon Kerr on January 15 of this year.

Pembina had an excellent year in 2014, increased its market capitalization by 21 percent to $15.8 billion by December 31, and made significant strides in advancing its strategy. Board oversight of strategic planning and risk is more important than ever, as Pembina moves into the largest capital program in its history.

I’m pleased to say that the new group of 10 directors has the right mix of skills and experience to provide strong stewardship and effective oversight of Pembina’s growth. Ms. Ainsworth and Mr. Kerr both have a wealth of industry experience, experience with major capital projects, and investment banking and financial expertise, and Ms. Ainsworth brings a US perspective to the board. Diversity is a priority, and we continue to seek a diverse mix of ages, tenures, gender and experience as the board evolves. You can read more about diversity on our board on page 30.

We continued to strengthen our board structure and processes, and this year retained an outside advisor to review our governance practices and board composition through a benchmarking study. The study confirmed that we are in line with best practices, our peers and our industry, and ahead of our industry in diversity and independence. And I’m happy to report that we scored a ‘1’ on the ISS Governance Quickscore - the highest mark possible – and in the top 30 percent of our peers. The board and senior management also made progress in building top talent and creating a strong leadership culture. We appointed a new CFO: Scott Burrows was promoted from VP Capital Markets to CFO effective January 1, 2015, and we completed succession plans for all executive level positions, including identifying candidates and putting development plans in place for key individuals.

Finally, last year our executive compensation received a 96 percent approval rating from shareholders, and you have the opportunity to have your say on pay again this year. A key principle underlying executive compensation at Pembina is 'pay for performance'. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program on page 52. I’m also very pleased to report that Pembina was awarded the Canadian Coalition for Good Governance Gavel award for best executive compensation disclosure in Canada in 2014.

We thank you for your confidence in Pembina, the board and management team, and invite you to join us on May 8 to have your say.

Sincerely,

"Randall J. Findlay"

Randall J. Findlay, Chair of the Board

Notice of our 2015 annual and special meeting

You are invited to our 2015 annual and special meeting of shareholders:

When	May 8, 2015
2:00 p.m. (Calgary time)

Where	Ballroom at The Metropolitan Centre
333-4th Avenue SW
Calgary, Alberta

We will cover seven items of business:

1.	Receive our 2014 consolidated financial statements and the auditors' report
2.	Elect the directors
3.	Appoint the auditors
4.	Approve an increase in the share reserve under our stock option plan
5.	Approve a new rule for issuing stock options and a related amendment to our stock option plan
6.	Vote on our approach to executive compensation
7.	Other business

Your vote is important

The attached management information circular includes important information about the meeting and the voting process. Please read it carefully, and remember to vote.

We mailed you a copy of our 2014 consolidated financial statements and the auditors' report if you requested a copy and in accordance with corporate and securities laws. You can also access a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We will have a live webcast of the annual and special meeting on our website if you are unable to attend the meeting in person.

By order of the board,

"Jennifer A. Harker"

Jennifer A. Harker

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 19, 2015

Management information circular

In this document

• you and your mean the holder of common shares of Pembina Pipeline Corporation

• we, us, our and Pembina mean Pembina Pipeline Corporation and our consolidated subsidiaries

• shares, common shares and Pembina shares mean Pembina's common shares

• circular means this management information circular

• board means the board of directors of Pembina

Our principal corporate and
registered office

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

T. 403.231.7500

F. 403.237.0254

You have received this document because you owned Pembina common shares on March 19, 2015 (the record date) and are entitled to vote at our 2015 annual and special meeting of shareholders on May 8, 2015, or at a reconvened meeting if the meeting is postponed or adjourned.

Management is soliciting your proxy for the meeting. We pay all costs for producing and mailing this circular and other meeting materials, and for soliciting your proxy. Pembina employees or directors may contact you to encourage you to vote, but they are not paid for these services.

The board has approved the contents of this circular and has authorized us to send it to you. Information is organized into five sections to help you make your way through the document:

1.	About voting (page 3)
2.	Business of the meeting (page 6)
3.	About the nominated directors (page 10)
4.	Governance (page 22)
5.	Compensation discussion and analysis (page 40)
6.	Other information (page 84)

All information in this circular is as of March 19, 2015 and all dollar amounts are in Canadian dollars, unless we note otherwise. We operated as an income trust until October 1, 2010, when we converted to a corporate structure. References to Pembina before October 1, 2010 refer to Pembina Pipeline Income Fund and its consolidated subsidiaries. The conversion did not affect the overall governance of our business.

Contact us at the address above for a copy of our financial statements and management's discussion and analysis (MD&A) for the year ended December 31, 2014. You will find financial information about Pembina in our comparative annual financial statements and MD&A for our most recently completed financial year. You can also find these documents and other important information about Pembina on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

This circular contains forward-looking statements and information that are based on our current expectations, estimates, projections and assumptions in light of experience and our perception of historic trends. These statements involve known and unknown risks, and actual results may differ materially from those expressed or implied by these forward-looking statements. In particular, this circular contains forward-looking statements about planned changes to compensation, corporate strategy and projects. Please see Forward-Looking Statements & Information in the MD&A for more details about assumptions and risks involved in making the forward-looking statements. These statements are only as of the date of this circular.

2014 Awards

• Mick Dilger selected as CEO of the Year, C-Suite Energy Executive Awards 2014 (Alberta Oil Magazine)

• Named one of Alberta’s Top 65 Employers 2014, and profiled in an insert in the Calgary Herald and Edmonton Journal

• Shortlisted in Canada’s Most Admired Corporate Cultures 2014 (Waterstone Human Capital)

• Shortlisted in Canada’s Top 100 Employer’s 2014 (Mediacorp Canada Inc.)

• Won the Canadian Coalition for Good Governance Gavel award for best executive compensation disclosure in Canada

• Added to the S&P/TSX 60

2015 Awards

• Named one of Alberta’s Top 70 Employers 2015, and profiled in an insert in the Calgary Herald and Edmonton Journal

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1. About voting

Quorum

According to our by-laws, we must have at least two persons present, holding or representing at least 25 percent of our outstanding common shares, for the meeting to proceed. Otherwise, the meeting will be adjourned to a set time and place and no other business will be transacted.

About voting results

We will post the voting results on our website (www.pembina.com) and file them on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) as soon as possible following the meeting.

Shareholders are entitled to one vote per common share they hold on a poll vote or ballot at the meeting. If a poll vote is not completed, all votes will be decided by a show of hands, with every eligible person present entitled to one vote.

We are authorized to issue an unlimited number of common shares. As at March 19, 2015, we had 340,449,023 common shares issued and outstanding. The outstanding common shares are listed and trade on the Toronto Stock Exchange (TSX: PPL) and the New York Stock Exchange (NYSE: PBA).

To the best of our knowledge, no person beneficially owns, controls or directs, directly or indirectly, more than 10 percent of our common shares.

Who can vote

You can vote at our annual and special meeting if you held Pembina common shares at the close of business on March 19, 2015, even if you sold your shares after this date.

You are not allowed to vote if you acquired your shares after the record date, unless you ask us to include your name in the list of voting shareholders at least two days before the meeting (or later if the Chair of the meeting allows it), and provide adequate evidence that you own the common shares.

Notice and access

This year we are using the notice and access model to deliver meeting materials to beneficial holders of our common shares. Notice and access is a new set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view our meeting materials online at www.SEDAR.com or www.pembina.com/Investor Centre/shareholder-information/

For our 2015 annual and special meeting of shareholders we have mailed the following:

• to beneficial shareholders: a voting instruction form, a notice form with information about the meeting and how to download our meeting materials, and a request card for financial statements;

• to registered shareholders, and beneficial shareholders that asked for them: a proxy form, notice of the meeting and the management information circular; and

• to all shareholders who asked for them: a copy of our 2014 financial statements and accompanying management's discussion and analysis.

How to vote

You can vote your common shares by proxy or by attending the meeting and voting in person. The rules for voting depend on whether you are a registered shareholder or a beneficial shareholder:

•	you are a registered shareholder if you have share certificates in your name; and
•	you are a beneficial shareholder if your shares are registered in the name of a nominee, like your bank, trust company, securities broker, trustee or other institution. The majority of our common shares are held by beneficial shareholders.

Registered shareholders

Voting by proxy

When you vote by proxy, you appoint someone to represent you (your proxyholder) and vote your shares according to your instructions. Voting by proxy is the easiest way to vote.

You can vote by proxy in one of three ways:

•	using a touchtone phone (call 1.866.732.VOTE (8683) toll-free and follow the instructions);
•	on the internet (www.investorvote.com) and follow the instructions on screen; or
•	by completing the proxy form, then signing and dating it and mailing it in the enclosed envelope.

If you vote by phone or on the internet, do not send back the proxy form.

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If the shares are held in the name of a corporation, you must use the enclosed proxy form and mail it in the enclosed envelope. The proxy must be signed under its corporate seal or by an authorized officer or attorney.

About your proxyholder

The executive officers named on the proxy form have agreed to serve as your proxyholder and will vote your shares according to your instructions. If you do not specify your voting instructions, they will vote your shares for each item of business:

•	for the nominated directors;
•	for appointing KPMG LLP as our external auditors;
•	for the increase to the share reserve under our option plan;
•	for the new rule for issuing stock options and the related amendment to our stock option plan;
•	for our approach to executive compensation.

You have the right to appoint someone else to be your proxyholder. If you want to do this, print that person's name in the blank space provided on the enclosed proxy form, or use the internet (www.investorvote.com).

Your proxyholder can be anyone – he or she does not need to be a Pembina shareholder. Your proxyholder must vote your shares according to your instructions. If you appoint someone else to be your proxyholder and do not give them specific voting instructions, they can vote as they see fit using their best judgment.

If there are changes to the items of business or other matters that are properly brought before the meeting, your proxyholder can use their discretion and vote as they see fit. At the time that this document went to print, we did not anticipate any changes or other matters to be brought before the meeting.

Beneficial shareholders

If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. Follow the instructions on your voting instruction form to send your voting instructions to your nominee.

Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. Broadridge usually mails a scannable voting instruction form that is to be completed and returned to them by mail or fax. You can also call a toll-free phone number or access Broadridge's dedicated voting website to submit your voting instructions. Broadridge tabulates the results of all the instructions it receives and presents this information at the meeting.

If you received voting materials from a company other than Broadridge, you need to complete and return the form following the instructions they have provided.

We use Broadridge to send proxy-related materials to non-objecting beneficial owners of our common shares. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.

Voting in person

If you want to attend the meeting and vote your shares in person, you must print your own name as the proxyholder on the proxy or voting instruction form and return it in the envelope provided or as otherwise instructed on any voting instruction form. Do not complete the rest of the form or mark your voting instructions on the form, because your vote will be taken at the meeting.

Voting online

If your proxy or voting instruction form indicates that you can vote online, you must type your name as proxyholder on the online form according to the instructions.

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Deadline

Computershare Trust Company of Canada (Computershare) is our transfer agent. Computershare must receive your completed proxy form or voting instructions at least 48 hours before the meeting (not including Saturdays, Sundays or holidays).

If you are a beneficial shareholder, you may have an earlier deadline for the return or voting instructions, so send your voting instructions right away to allow enough time for your nominee to receive the information and then send it to Computershare.

Changing your vote

If you are a registered shareholder, you can revoke a proxy form you previously submitted by sending us a revocation notice in writing from you, or an attorney you have given written authorization to. If the shareholder is a corporation, the change must be made under its corporate seal or by an authorized officer or attorney. The written notice must be delivered to our head office any time before 4:30 p.m. (Calgary time) on the last business day before the meeting, or to the chair of the meeting before the start of the meeting. You can also revoke your proxy in any other way the law allows.

If you are a beneficial shareholder, you may revoke voting instructions you previously submitted. If you wish to revoke your voting instructions, contact your nominee to revoke your voting instructions.

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2. Business of the meeting

Our 2015 annual and special meeting of shareholders will cover seven items of business:

1.	Receive our financial statements and auditor's report

You have received our consolidated financial statements for the year ended December 31, 2014 and the auditors' report, which are included in our 2014 annual report, if you requested a copy. Copies will be available at the meeting, on our website (www.pembina.com), on SEDAR (www.sedar.com), on EDGAR (www.sec.gov), or you can request a copy from our Investor Relations department.

2.	Elect the directors

As a holder of common shares, you will vote on electing 10 directors to the board:

1.	Randall J. Findlay (chair)	4.	Michael H. Dilger	7.	David M.B. LeGresley
2.	Anne-Marie N. Ainsworth	5.	Lorne B. Gordon	8.	Robert B. Michaleski
3.	Grant D. Billing	6.	Gordon J. Kerr	9.	Leslie A. O'Donoghue
				10.	Jeffrey T. Smith

All of the nominated directors currently serve on our board. The director profiles starting on page 10 give you detailed information about their skills and experience, their 2014 attendance record, share ownership and other public company directorships.

We have adopted a majority voting policy for electing directors. See Our policy on majority voting on page 10.

Directors will serve until the next annual meeting, or until their successors are elected or appointed.

The proxy allows you to vote for all of the nominees, vote for some of the nominees and withhold your vote for others, or withhold your vote for all of the nominees. Unless instructed otherwise, the persons named in the proxy will vote for all of our nominees.

3.	Appoint our auditors

You will vote on appointing our external auditors. The audit committee and the board propose that KPMG LLP (KPMG) be appointed as auditors and serve until the next annual meeting. The audit committee will recommend KPMG's compensation to the board for its review and approval.

KPMG has been Pembina's auditors since September 1997. The table below shows the fees they billed us for the fiscal years ended December 31, 2013 and 2014.

	2013 ($)	2014 ($)
Audit fees Fees for auditing our annual financial statements, accounting matters, reviewing our quarterly financial statements, and services related to statutory and regulatory filings of four prospectus supplements and associated French translations. KPMG also billed $39,500 in 2015 related to filing a prospectus supplement in February. In 2013, fees included expenses for our base shelf prospectus and four prospectus supplements and associated French translations.	1,935,225	1,809,000
Audit-related fees Fees for assurance and related services that are not related to the audit or review of our financial statements. Both years also included fees for the pension plan audit.	30,000	30,000

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	2013 ($)	2014 ($)
Tax fees Fees for Canadian and US tax compliance, tax advice and tax planning services provided by the auditors' tax division, other than tax services related to the audit. Both years also included tax consultation and compliance fees incurred for preparing and filing tax returns for our subsidiaries. KPMG also billed $31,811 in 2015 for tax fees related to these matters. Increased fees in 2014 reflect Canadian tax authority GST audit assistance in 2014 as well as Canadian foreign affiliate items.	208,835	436,305
All other fees Fees for other products and services provided by the auditors not described above.	-	-
Total fees	2,174,060	2,275,305

The board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders. Unless instructed otherwise, the persons named in the proxy will vote for the appointment of KMPG LLP as our auditors.

4.	Approve an increase to the shares reserved for issuance under our stock option plan

We are recommending an increase in the number of common shares reserved for issuance under our stock option plan. In 2014, we carried out a comprehensive review of our employee compensation plans and determined that all employees should be eligible to receive stock options as a long-term incentive. To ensure there are enough shares available to grant awards to all eligible participants, we need to increase the shares available by 7,000,000 shares.

This change may increase dilution. The table below shows the common shares available under the stock option plan as of March 19, 2015, before and after the proposed increase. As of March 19, 2015, there were also 305,644 common shares issuable on the exercise of outstanding options granted under the fund option plan, which was closed in 2010 (see page 83).

	Common shares issuable on the exercise of outstanding stock options	Common shares available for future awards (excludes shares previously issued pursuant to options)	Total
Currently approved	10,138,162	4,916,525	15,054,687
Proposed increase	n/a	7,000,000	7,000,000
Total	10,138,162	11,916,525	22,054,687
Percentage of outstanding common shares (non-diluted)	3.0%	3.5%	6.5%

The TSX has conditionally approved the increase as long as certain conditions are met including, among other things, that a majority of not less than 50 percent plus one of the votes cast by shareholders present in person or voting by proxy at the meeting approve this resolution.

You will be asked to consider, and if deemed advisable, approve the following resolution:

RESOLVED as an ordinary resolution that:

1. The reservation of an additional 7,000,000 common shares of Pembina for issuance under the stock option plan of Pembina Pipeline Corporation ("Pembina") substantially as set out in the Management Information Circular of Pembina dated March 19, 2015 is approved, including the amendment of such plan as required to reflect such increase.

2. All existing stock options shall be subject to the provisions of the amended stock option plan.

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3. The board of directors of Pembina may revoke this resolution before it is acted upon, without further approval of the shareholders of Pembina.

4. Any one or more directors or officers of Pembina are hereby authorized to execute and deliver, whether under corporate seal or otherwise, any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

We recommend you vote for the ordinary resolution to approve and adopt the increase to the common shares reserved for issuance under our incentive stock option plan. Unless instructed otherwise, the persons named in the proxy will vote for the approval and adoption of the increase to the shares reserved for issuance under the stock option plan.

5.   Approve a new rule for issuing stock options, and a related amendment to our stock option plan
We are recommending that shareholders approve a new rule for issuing stock options. The rule would be enacted under the provisions of our stock option plan, which allows us to establish policies and adopt rules to administer it. The purpose of the proposed rule is to allow for more regular stock option issuances without undue delay due to extraordinary black-out period, thereby avoiding selective disclosure risks when delaying regular issuances due to extraordinary black-outs, and smoothing the participants' exposure to market fluctuations in the price of our common shares.

Under the rule, the board will be able to grant conditional options to eligible participants. These options would be issued on one or more dates in the future (as set by the board) as long as conditions specified at the time of the grant are met (for example, the recipient must still be an employee, officer or director of Pembina or an affiliate, and otherwise be eligible under the terms of the stock option plan).

Grants will specify the total number of options to be issued, the amount for each participant, and the dates the options will be issued. Grants will not be made during a scheduled or extraordinary black-out period.

Issue dates must be at least seven business days after a scheduled blackout period. The exercise price will be the volume-weighted average trading price of our common shares on the TSX for the five business days immediately before the date the options are issued, whether not we are in an extraordinary black-out period on that date.

The board will have the discretion to cancel a grant or, outside of regular or extraordinary black-out periods, to change an issue date as long as the new date, if specified, is more than eight business days after a scheduled black-out period.

We are also recommending an amendment to the definition of market price in our stock option plan, to align the terms of the plan with the proposed rule. If approved, the definition of market price will change to the weighted average trading price of our common shares on the TSX for the five business days immediately before any given date (instead of the date an option grant is approved by the board).

The TSX has conditionally approved the proposed rule and the related amendment to the stock option plan as long as certain conditions are met including, among other things, that a majority of not less than 50 percent plus one of the votes cast by shareholders present in person or voting by proxy at the meeting approve this resolution.

You will be asked to consider, and if deemed advisable, approve the following resolution:

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RESOLVED as an ordinary resolution that:

1. The stock option issuance rule to be enacted under the stock option plan (the “Plan”) of Pembina Pipeline Corporation ("Pembina") substantially as set out in the Management Information Circular (the “Circular”) of Pembina dated March 19, 2015 is hereby approved.

2. The amendment to the definition of “Market Price” in the Plan, substantially as set out in the Circular, is approved.

3. The board of directors of Pembina may revoke this resolution before it is acted upon, without further approval of the shareholders of Pembina.

4. Any one or more directors or officers of Pembina are hereby authorized to execute and deliver, whether under corporate seal or otherwise, any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

We recommend you vote for the ordinary resolution to approve and adopt the stock option issuance rule under our stock option plan and the related amendment to our stock option plan. Unless instructed otherwise, the persons named in the proxy will vote for the adoption of the stock option issuance rule and the related amendment to our stock option plan.

6. Vote on our approach to executive compensation

You will vote on our approach to executive compensation.

A key principle underlying executive compensation at Pembina is 'pay for performance'. We believe that linking compensation to strategy and corporate performance helps us attract and retain excellent people and motivates them to focus on our success. You will find a detailed discussion of our executive compensation program beginning on page 52 of this circular.

The board has decided to give shareholders the opportunity to vote for or against our approach to executive compensation (to have a say on pay). This is an advisory vote, so the results will not be binding on the board. The board will, however, consider the outcome of the vote as part of its ongoing review of executive compensation.

You will be asked to consider, and if deemed advisable, approve the following non-binding resolution:

RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors of Pembina Pipeline Corporation (“Pembina”), that the shareholders of Pembina ("Shareholders") accept the approach to executive compensation disclosed in Pembina's Management Information Circular delivered in advance of the 2015 annual and special meeting of Shareholders.

This resolution conforms to the language of the resolution recommended by the Canadian Coalition for Good Governance. The board recommends you vote for this resolution. Unless instructed otherwise, the persons named in the proxy will vote for our approach to executive compensation as described in this circular.

7. Other business

You (or your proxyholder) will vote on any other items of business that may be properly brought before the meeting. As of the date of this circular, we are not aware of any other matters to be brought before the meeting.

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3. About the nominated directors

Our articles state that the board must have between five and 13 directors. This year, 10 directors are nominated for election to the board.

The profiles that follow tell you about their background and experience, meeting attendance, share ownership and other public company boards they serve on. All information is as of December 31, 2014 unless indicated otherwise. Holdings of Pembina common shares and restricted share units (RSUs) are as of December 31, 2014 and based on $42.34, the closing price of our common shares on the TSX on December 31, 2014, unless otherwise noted, and do not include the RSUs awarded in 2012 that vested in 2014.

Each of the nominated directors is willing and able to serve on the board until the next annual meeting of shareholders.

An overview of the nominated directors

To ensure strong stewardship, the board needs to operate independently, have a good mix of relevant skills and experience, including industry knowledge and experience, a mix of age ranges and tenure, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making. We believe the nominated group meets all of these requirements.

Independence (see page 27)

At the date of the meeting, eight of the 10 nominated directors (80 percent) will be independent. Mr. Dilger is not independent because he is Pembina's President and CEO. Mr. Michaleski is not independent because he was Pembina's CEO until December 31, 2013. The board has reviewed the independence of the non-management directors and has recommended their nomination.

Skills and experience (see page 31)

•	engineering - 80%
•	industry knowledge - 80%
•	major capital projects - 70%
•	safety, health and environment - 60%
•	investment banking - 90%
•	financial expertise - 90%
•	risk expertise - 60%
•	corporate governance - 100%
•	CEO - 70%

Diversity (see page 30)

•	average age: 59
•	average tenure: 6 years
•	gender: 20% female
•	location: 90% Canada, 10% USA

Our policy on majority voting

The board has adopted a majority voting policy for directors that requires individual voting for each director. Each director must receive a majority of the votes cast for their election, or they must resign immediately following the meeting.

If a nominated director does not receive a majority of votes, the governance committee will review the results, note any extraordinary circumstances and recommend to the board whether it should accept the resignation. The director does not participate in these discussions and the governance committee is expected to accept the resignation unless there are exceptional circumstances. The committee will consider the director's experience and qualifications, the current composition and priorities of the board, among other things, and any reasons shareholders gave for withholding their votes for the nominated director.

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The board will consider the committee's recommendation and make a decision within 90 days of the meeting whether to accept the director's resignation. It will announce its decision in a news release and, if appropriate, include the reasons for rejecting the director's offer to resign.

If the board accepts the resignation, it can appoint a new director, call a special meeting of shareholders to vote for other candidates or leave the position vacant until the next annual meeting (if corporate law allows).

Our majority voting policy does not apply if a director election is contested.

2014 Director voting results

The table below shows the voting results for the nominated directors who stood for election at our 2014 annual and special meeting of shareholders.

	Independent	voted FOR	WITHELD
R. Findlay (chair)	yes	96.21%	3.79%
G. Billing	yes	99.20%	0.80%
M. Dilger	no	99.35%	0.65%
L. Gordon	yes	92.81%	7.19%
D. LeGresley	yes	99.54%	0.46%
R. Michaleski	no	99.53%	0.47%
L. O'Donoghue	yes	99.31%	0.69%
J. Smith	yes	99.32%	0.68%

About the director share ownership tables

Non-management directors (including Mr. Michaleski, who retired on December 31, 2013) as a group beneficially owned, directed or controlled 1,119,987 common shares and 43,842 RSUs totaling $60,444,298.69 as at December 31, 2014 (using the USD:CAD exchange rate as of December 31, 2014 for Ms. Ainsworth's holdings).

Mr. Dilger is the only nominated director eligible to receive performance share units (PSUs) because he is an employee of Pembina and is compensated in his role as President and CEO. Mr. Michaleski was eligible to receive PSU grants until December 31, 2013, while he was our CEO, and his PSUs will continue to vest in accordance with the terms of the plan. See Executive compensation beginning on page 52 for more information.

Former directors of Provident

Three directors nominated for re-election this year (Grant Billing, Randall Findlay and Jeffrey Smith) are former directors of Provident. We assumed all of Provident's obligations under their long-term incentive plans, including the cliff restricted share units (CRSUs) previously granted to members of Provident's board of directors. The CRSUs Mr. Billing, Mr. Findlay and Mr. Smith hold are included in their total RSU holdings, vest on the third anniversary of their grant date and entitle them to a cash payout based on the market value of Pembina shares on the vesting date.

Pembina Pipeline Corporation • Management information circular	11

Randall J. Findlay (65) | Independent

Mr. Findlay is a corporate director. He was the President of Provident Energy Trust from 2001 until his retirement in 2006. He was a Director of Provident from 2001 to 2012. Prior to that he served in various executive positions for 30 years in the oil and gas industry, including senior positions at NOVA Corporation and TransCanada PipeLines.

Mr. Findlay sits on the board of several public and private companies. He is also past chair of the Alberta Children's Hospital Foundation.

Mr. Findlay is a Professional Engineer and has a Bachelor of Applied Science in Chemical Engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Director since March 2007

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance
Board of directors (Chair)	9 of 9 meetings	100%
Governance[1]	5 of 5 meetings	100%
Major capital projects[1]	2 of 2 meetings	100%
Human resources and compensation[2]	7 of 7 meetings	100%

1Mr. Findlay was appointed to the committees on May 9, 2014, so did not attend the committee meetings on February 25, 2014.

2 Mr. Findlay stopped being a member of the human resources and compensation committee on February 27, 2015.

Other public company boards and committee memberships[3]
HNZ Group Inc. | TSX	Compensation, Corporate Governance and Nominating, Audit[4]
Superior Plus Corp. | TSX	Governance and Nominating
Whitemud Resources Inc. | TSX-V	Audit (chair)
Spyglass Resources Corp. | TSX[5]	Governance, HR and Compensation (chair)

3Mr. Findlay was a director of Wellpoint Systems Inc. (a TSX Venture Exchange listed company) from June 2008 until January 31, 2011. Wellpoint Systems Inc., which supplied software to the energy industry in Canada, the U.S. and internationally, was placed into receivership by two of its lenders on January 31, 2011.

4 Mr. Findlay stepped down as Chair of the Board of HNZ Group Inc. on December 31, 2013.

5 Mr. Findlay will not be standing for re-election to the board of Spyglass Resources Corp. in May, 2015.

Securities held
Year	Common shares	Restricted share units[6]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	136,299	6,395	$6,041,663.96	yes

Convertible debentures[7]
Series F	$200,000

Class A Preferred Shares
Series 1	5,000

6 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information). This number includes CRSUs held by Mr. Findlay as a former director of Provident, which we assumed as part of our acquisition of Provident.

7 Series F debentures may be converted at $29.53 per share for each $1,000 of principal converted before December 31, 2018.

Pembina Pipeline Corporation • Management information circular	12

Anne-Marie N. Ainsworth (58) | Independent

Ms. Ainsworth was President and Chief Executive Officer and a member of the board of directors of the general partner of Oiltanking Partners, L.P. and President and Chief Executive Officer of Oiltanking Holding Americas, Inc. from November 2012 to March 2014. She currently serves as a member of the board of directors of Seventy Seven Energy Inc.

Ms. Ainsworth has extensive experience in the oil industry and has held several senior management positions. From November 2009 to March 2012, she was Senior Vice President of Refining at Sunoco Inc. and previously worked for Motiva Enterprises, LLC, where she was the General Manager of the Motiva Norco Refinery in Norco, Louisiana from 2006 to 2009. Prior to joining Motiva, Ms. Ainsworth was director of Management Systems & Process Safety at Shell Oil Products U.S. from 2003 to 2006 and Vice President of Technical Assurance at Shell Deer Park Refining Company from 2000 to 2003.

Ms. Ainsworth graduated from the University of Toledo with a Bachelor of Science degree in Chemical Engineering. She holds a Master of Business Administration degree from Rice University, where she served as an adjunct professor from 2000 to 2009.

Director since October 2014

Houston, Texas

USA

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance[1]
Board of directors	2 of 2 meetings	100%
Audit committee	1 of 1 meetings	100%
Health, safety and environment committee	1 of 1 meetings	100%

1 Ms. Ainsworth was appointed to the board on October 7, 2014, and did not attend any board or committee meetings before that date.

Other public company boards and committee memberships
Seventy Seven Energy Inc. | NYSE	Audit, Nominating and Governance

Securities held
Year	Common shares	Restricted share units[2]	Total value[3]	Meets share ownership guidelines (including 50% common shares)
2014	8,900 (NYSE)	599	US$345,858.59	yes

Convertible debentures	–

Class A Preferred Shares	–
[2]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information).

3 Based on US$36.41, the closing price of our common shares on the NYSE on December 31, 2014.

Pembina Pipeline Corporation • Management information circular	13

Grant D. Billing (63) | Independent

Mr. Billing was the Chairman and CEO of Superior Plus Corp. (a propane distribution, specialty chemicals and construction products distribution company), from July 2006 to November 2011 and Executive Chairman from 1998 to 2006. He was Chairman of the Board of Superior Plus Corp. until December 31, 2014.

Mr. Billing has extensive strategic and business experience gained over more than 30 years in various CEO and senior management roles, including as President and CEO of Norcen Energy Resources Ltd. Corp from 1994 to 1998.

Mr. Billing has served as Chairman and Director of several public companies and as Director and Chairman of the Canadian Association of Petroleum Producers.

His academic credentials include a Bachelor of Science degree from the University of Calgary and a Chartered Accountants designation. He is a member of the Institute of Corporate Directors.

Director since April 2012 Calgary, AB Canada Experience Industry knowledge Major capital projects Human resources/compensation Investment banking Financial Risk Corporate governance CEO

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Human resources and compensation committee (chair)	7 of 7 meetings	100%
Audit committee	4 of 4 meetings	100%

Other public company boards and committee memberships
Superior Plus Corp. | TSX[1]	Chairman
Cortex Business Solutions | TSX-V	Audit

1 Mr. Billing retired from the board of Superior Plus Corp. on December 31, 2014.

Securities held
Year	Common shares	Restricted share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	83,863	5,408	$3,779,734.14	yes

Convertible debentures	–

Class A Preferred Shares
Series 1	80,000
Series 3	80,000
Series 5	40,000

2 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information). This number includes CRSUs held by Mr. Billing as a former director of Provident, which we assumed as part of our acquisition of Provident.

Pembina Pipeline Corporation • Management information circular	14

Michael (Mick) H. Dilger (52) | Non-independent

Mr. Dilger was appointed CEO of Pembina in January, 2014. Before that, he was Pembina’s President and Chief Operating Officer (February 2012 to December 2013), Chief Operating Officer (November 2008 to February 2012) and Vice President, Business Development (2005 to 2008).

Before joining Pembina, Mr. Dilger worked as a senior executive in various finance and business development positions in oil and gas and infrastructure companies, ranging from companies in the initial capitalization phase to subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures, and finance and business development.

Mr. Dilger has been a chartered accountant since 1989 and holds a Bachelor of Commerce degree from the University of Calgary. He sits on the board of one publicly listed company, and the Canadian Energy Pipeline Association. He is a member of the Institute of Corporate Directors.

Director since January 2014

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance[1]
Board of directors	n/a

1 Mr. Dilger was appointed to the board on January 1, 2014. He attended all board and committee meetings in 2014 as CEO.

Other public company boards and committee memberships
Trilogy Energy Corp. | TSX	Environmental, Health and Safety (chair), Audit

Securities held
Year	Common shares	Restricted share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	212,042	16,632	$9,682,057.16	yes

Options	90,090

Convertible debentures	–

Class A Preferred Shares	–

2 Restricted share units include units issued under our share unit plan (see Director compensation on page 48 for more information). Mr. Dilger is also entitled to performance share units as Pembina's President and CEO (see Executive compensation on page 52 for more information).

Pembina Pipeline Corporation • Management information circular	15

Lorne B. Gordon (69) | Independent

Mr. Gordon is an independent businessman who served as the Vice-Chairman of Coril Holdings Ltd. (a private investment and holding company) from 2004 to 2006 and as President and CEO from 1997 to 2004. Mr. Gordon was the President and CEO of Pembina Resources Limited from 1985 to 1993.

Until 2007, Mr. Gordon was a director of the privately held companies Mancal Corporation, Mancal Energy and Mancal Coal.

He is a past Chairman of the Canadian Petroleum Association, a founding member of the Board of Governors of the Canadian Association of Petroleum Producers, and a member of the Institute of Corporate Directors.

Mr. Gordon received his Chartered Accountant Designation in 1971.

Director since October 1997 Calgary, AB Canada Experience Industry knowledge Financial Risk Corporate governance CEO

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Major capital projects (chair)	3 of 3 meetings	100%
Audit[1]	2 of 2 meetings	100%
Health, safety and environment	3 of 3 meetings	100%

1 Mr. Gordon was appointed to the audit committee on May 9, 2014, so did not attend the committee meetings on February 25 and May 8, 2014. Mr. Gordon stopped being a member of the audit committee and joined the human resources and compensation committee on February 27, 2015.

Other public company boards and committee memberships
none

Securities held
Year	Common shares	Restricted share units[2]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	357,740	5,939	$15,398,168.86	yes

Convertible debentures	–

Class A Preferred Shares	–

2 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	16

Gordon J. Kerr (61) | Independent

Mr. Kerr is a former President and Chief Executive Officer and director of Enerplus Corporation (a TSX and NYSE-listed company), a position he held from May 2001 until July 2013. He is also a past Chairman of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited and a past member of the Canadian Council of Chief Executives.

He has gained extensive management experience in leadership positions at various oil and gas companies since launching his career in 1979. He started his career with Enerplus Corporation and its predecessor firms in 1996, and held positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President.

Mr. Kerr currently serves on the board of directors of Laricina Energy Ltd. and is a member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary.

Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received his chartered accountant designation and became a member of the Institute of Chartered Accountants of Alberta in 1979, and was appointed a Fellow of the Institute of Chartered Accountants of Alberta in 2011.

Director since January 2015

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Corporate governance

CEO

Board and committee membership and attendance

Mr. Kerr was appointed to the board on January 15, 2015, so did not attend any board meetings in 2014. Mr. Kerr joined the audit committee and the human resources and compensation committee on February 27, 2015.

Other public company boards and committee memberships
None

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	–	–	–	n/a2

Convertible debentures	–

Class A Preferred Shares	–
Series 7	6,000

1 Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information).

2 Mr. Kerr has five years from his appointment to the board on January 15, 2015 to meet the guideline.

Pembina Pipeline Corporation • Management information circular	17

David M.B. LeGresley (56) | Independent

Mr. LeGresley is a corporate director. He has extensive experience in the financial services industry, including as a senior executive of National Bank Financial for 12 years, in several roles including Head of Corporate and Investment Banking, and most recently Vice Chair (2006 to 2008), and positions at Salomon Brothers Canada and CIBC Wood Gundy.

Mr. LeGresley currently chairs the board of directors of Equitable Group Inc. (Equitable Bank, a TSX-listed company) and is a director of Woodland Biofuels Inc.

He received a Bachelor of Applied Science in Engineering from the University of Toronto and a Master of Business Administration from Harvard Business School. Mr. LeGresley is a graduate of the Institute of Corporate Directors Education Program and holds the designation ICD.D.

Director since August 2010 Toronto, ON Canada Experience Engineering/operational Human resources/compensation Investment banking Financial Risk Corporate Governance

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Audit committee (chair)	4 of 4 meetings	100%
Governance committee	6 of 6 meetings	100%

Other public company boards and committee memberships
Equitable Group Inc. | TSX	Chairman, Risk and Capital (chair)

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	35,385	5,408	$1,680,178.22	yes

Convertible Debentures
Series C	$400,000

Class A Preferred Shares	–
[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information).
[2]	Series C debentures may be converted to common shares at $28.55 per share for each $1,000 of principal converted before November 30, 2020.

Pembina Pipeline Corporation • Management information circular	18

Robert B. Michaleski (62) | Non-independent

Mr. Michaleski was the CEO of Pembina from January 2000 to December 31, 2013. Until February 15, 2012 he also served as President. He is currently a director of one private company and one TSX-listed company.

Mr. Michaleski has served Pembina in various senior management and executive capacities for over 30 years. He was appointed Controller in 1980 and Vice President, Finance in 1992. In connection with Pembina's initial public offering in October 1997, he was named Vice President, Finance and Chief Financial Officer.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

Director since January 2000

Calgary, AB

Canada

Experience

Engineering/operational

excellence

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Health, safety and environment committee	3 of 3 meetings	100%
Major capital projects committee	3 of 3 meetings	100%

Other public company boards and committee memberships
Essential Energy Services | TSX	Audit

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	463,742	43,842	$21,491,106.56	yes

Convertible debentures	–

Class A Preferred Shares	–
[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information). Until December 31, 2013, Mr. Michaelski received restricted share units and performance share units as President and CEO. Some of those share units have not yet vested.

Pembina Pipeline Corporation • Management information circular	19

Leslie A. O'Donoghue (52) | Independent

Ms. O'Donoghue has been Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc. (a retail supplier of agricultural products and services and a producer and marketer of agricultural nutrients and industrial products), a TSX and NYSE listing company, since October 30, 2012. She was formerly Executive Vice President, Operations of Agrium (2011 to 2012) and Chief Legal Officer and Senior Vice President, Business Development of Agrium (1999 to 2011).

Before joining Agrium in 1999, Ms. O'Donoghue was a partner in the national law firm Blake, Cassels & Graydon LLP.

Ms. O'Donoghue holds a Bachelor of Economics from the University of Calgary and Bachelor of Laws from Queens University. She was admitted to the Alberta Bar in 1989. She is a member of the Institute of Corporate Directors.

Director since December 2008

Calgary, AB

Canada

Experience

Engineering/operational

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Risk

Government relations

Corporate governance

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Governance committee (chair)	6 of 6 meetings	100%
Human resources and compensation committee	7 of 7 meetings	100%

Other public company boards and committee memberships
none

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	29,758	5,408	$1,488,928.44	yes

Convertible debentures	–

Class A Preferred Shares	–
[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information).

Pembina Pipeline Corporation • Management information circular	20

Jeffrey T. Smith (67) | Independent

Mr. Smith is an independent businessman and private investor with extensive experience in oil and gas operations, finance, mergers and acquisitions and governance, human resources, compensation, health and safety and environmental matters. He is also a director of Spyglass Resources Corp. and NAL Resources Limited, an indirect wholly-owned subsidiary of Manulife Financial Corporation.

Mr. Smith's academic credentials include a Bachelor of Science (Geology) degree from the University of Ottawa. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Institute of Corporate Directors.

Director since April 2012

Calgary, AB

Canada

Experience

Engineering/operational

Industry knowledge

Major capital projects

Safety, health and environment

Human resources/compensation

Investment banking

Financial

Corporate governance

CEO

Board and committee membership and attendance
Board of directors	9 of 9 meetings	100%
Health, safety and environment committee (chair)	3 of 3 meetings	100%
Governance committee	6 of 6 meetings	100%

Other public company boards and committee memberships
Spyglass Resources Corp. | TSX	Operations, Reserves and HSE (chair), Governance, Human Resources and Compensation

Securities held
Year	Common shares	Restricted share units[1]	Total value	Meets share ownership guidelines (including 50% common shares)
2014	5,420	5,408	$458,034.12	yes

Convertible debentures	–

Class A Preferred Shares
Series 5	4,000
[1]	Restricted share units for directors include units issued under our share unit plan (see Director compensation on page 48 for more information). This number includes CRSUs held by Mr. Smith as a former director of Provident, which we assumed as part of our acquisition of Provident.

Pembina Pipeline Corporation • Management information circular	21

4. Governance

Strong stewardship and governance are essential to operating our business effectively. We are committed to maintaining high standards of governance and ethics throughout our business. We believe good governance is important for our shareholders, our employees, all stakeholders and our company.

This year Pembina scored a ‘1’ on the ISS Governance QuickScore - the highest score possible, and in the top 30% of our peers. The ISS QuickScore measures a company’s governance risk, and assesses it across four pillars:

• board structure;

• compensation;

• shareholder rights; and

• audit and risk oversight.

Our governance program and practices are aimed at:

•	enhancing and preserving value;
•	protecting dividends;
•	meeting our obligations to all stakeholders; and
•	operating in a safe, reliable and environmentally responsible way.

Our governance practices meet or exceed legal and stock exchange requirements that apply to us. We also regularly benchmark against our peers to ensure we are following best practices. Since our move to the TSX 60 in April 2014, we have increased our focus on ensuring our practices are aligned with this new peer group.

Principles of good governance

Board independence	✓	an independent chair of the board
	✓	majority of the board is independent (80 percent or eight of our 10 directors were independent as of March 19, 2015)
	✓	the board meets in-camera without management at every regularly scheduled meeting
Board effectiveness	✓	individual (not slate) voting for directors
	✓	formal process for nominating directors
	✓	director orientation and director education focused on business strategy and risk management
	✓	ability of the board and board committees to seek independent advice as appropriate
	✓	formal assessment process
Integrity and ethical conduct	✓	a formal code of ethics, including annual certification of compliance by employees, directors and executive officers
Organizational effectiveness	✓	formal position descriptions for directors and executive officers
	✓	succession planning for the CEO and other executives

Policies, standards and practices

A variety of policies, programs and practices establish our governance framework. Many of them, including our code of ethics, are available in the governance section of our website (www.pembina.com). Directors, officers and employees must sign an acknowledgement every year that they have read and understand our code of conduct and policies, will review all updates, and will comply with them at all times.

Pembina Pipeline Corporation • Management information circular	22

Code of ethics

One of our most valuable assets is our reputation as a reliable and responsible energy services producer with consistent financial performance and long-term financial stability. Fostering a culture that promotes integrity and ethical conduct is key to maintaining this reputation.

All employees, officers and directors of Pembina are governed by a code of ethics that sets out principles for ethical conduct in 10 key areas:

•	conflicts of interest;
•	compliance with the law;
•	health, safety and environmental matters;
•	integrity of financial information;
•	shareholder relations;
•	privacy and confidentiality;
•	protecting our assets and records;
•	entertainment, gifts and other payments;
•	workplace environment and relationships; and
•	reporting responsibilities and procedures.

Compliance is mandatory and everyone has a responsibility to report violations of the code. Violations can result in disciplinary action, including dismissal.

The board is responsible for establishing procedures for monitoring compliance with the code. If any aspect of the code is being waived, it must be approved by the board and properly disclosed, as required by the laws and regulations that apply to us. The board has not waived any aspect of the code since it was implemented in 2005, and no material change reports have been filed related to any director or executive officer (which would generally be required for conduct that would constitute a material departure from the code). The last update of the code was in 2012.

Whistleblower policy

Our whistleblower policy encourages employees, officers, directors and other stakeholders to raise concerns about corporate conduct, business ethics or financial practices at Pembina, without fear of discrimination, retaliation or harassment.

We encourage employees to speak to a supervisor or executive officer first, however, any concern can be raised privately or, if necessary, anonymously by writing to the chair of the board. If an individual communicates directly to the chair of the board or another director, the chair will consult with the other directors and then with management to decide how best to respond.

Concerns related to financial statement disclosure, accounting, internal accounting controls or auditing matters are referred to the chair of the audit committee.

Disclosure policy

Our disclosure policy covers the confidentiality of business information and the timely reporting of developments that have a significant and material impact on our value.

Our disclosure committee is made up of senior officers and others who are responsible for reviewing all disclosure before it is submitted to the board for its review and approval and then released publicly.

Pembina Pipeline Corporation • Management information circular	23

Other policies

The following policies also guide our operations and business activities and how we interact with each other and our external stakeholders:

•	health, safety and environment policy;
•	respectful workplace policy;
•	insider trading and reporting policy;
•	aboriginal relations policy;
•	security management policy;
•	market risk policy;
•	counterparty risk management policy; and
•	enterprise risk management policy.

About the board

The board of directors oversees our business, provides guidance to management and monitors their activities and sets corporate policy. The board is also responsible for developing our approach to corporate governance, including policies, standards and practices that ensure we operate ethically and meet or exceed the laws and regulations that apply to us.

This year the board retained an outside advisor to review our governance practices through a benchmarking survey, and confirmed that we are in line with best practices, our peers and our industry.

The board fulfils its stewardship duties directly and by delegating certain responsibilities to its five standing committees (see page 33 for information about the committees).

About the chair of the board

The chair of the board is appointed by the directors for a term of one year. Our intent is to have an independent chair unless it is in the best interests of the company to appoint a chair who is not independent.

We have had separate Chair of the board and CEO positions since going public in 1997. Our current chair, Randall J. Findlay, is a former President of Provident Energy Trust (2001 to 2006) but is considered independent now because it has been more than three years.

The chair reports to the board and our shareholders and works with the CEO to make sure we fulfill our responsibilities to shareholders, employees, partners, governments and the public.

The chair is expected to provide leadership to the board and foster effective, responsible decision-making. The chair:

•	oversees board direction and administration;
•	works to build a strong governance culture and ensure the board works together as a cohesive team;
•	monitors progress on strategic planning and implementation; and
•	reviews the effectiveness of individual directors at least once a year.

The chair of the board, in conjunction with the governance committee, also selects the chair of each committee. The board has developed a position description for the chair of the board and the committee chairs, outlining the scope and responsibilities of those roles. Committee chairs lead their committee and report to the board.

Pembina Pipeline Corporation • Management information circular	24

The board’s mandate

The board’s mandate includes:

•	strategic planning;
•	risk management;
•	financial management and reporting;
•	compensation; and
•	succession planning.

You can find a copy of the board’s mandate on our website (www.pembina.com).

Strategic planning

The board participates at least once a year in a dedicated strategy session with management that includes reviewing the company's current activities and future growth opportunities, including input from third-party advisors about industry or other trends and developments that may benefit us or pose a risk. The board also discusses strategic initiatives at most regular board meetings.

Board oversight of strategic planning and risk is more important than ever as Pembina moves into the largest capital program in its history.

The board looks to ensure that no one project could potentially jeopardize the company, and reviews the specifics of most projects several times before making a decision to proceed.

The board created the major capital projects committee in 2014 in part to oversee these projects and the governance process used to manage them. See page 38 for a complete list of that committee’s activities in 2014.

The board approves our annual strategic plan and monitors performance against it throughout the year, based on quarterly updates and reports from management.

Risk management

The board is responsible for overseeing risk management at Pembina. The board ensures it understands the principal risks of our business and assesses the balance between risk and potential return for Pembina and our shareholders to ensure our viability over the long-term.

As part of this responsibility, the board makes sure we have:

•	an enterprise risk management (ERM) program designed to identify potential events that may affect our business, operations or results, and to manage risk factors within the company’s risk appetite, to provide reasonable support for the achievement of strategic objectives;
•	a risk management infrastructure/framework with the appropriate critical risk management policies, processes and procedures in place, including risk identification, assessment, response, controls, monitoring and reporting to the board; and
•	specific management processes for addressing corporate, regulatory, securities and other compliance requirements.

The board is also responsible for confirming that we have processes in place to comply with our articles, by-laws, code of ethics and other significant policies and procedures. It also reviews our insurance coverage every year.

We use a broad-based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. We follow defined principles to help us identify and mitigate uncertainties that can have a negative effect on our business activities and on our ability to achieve our corporate objectives and our strategic plan. The board also works with management to ensure our ERM system is robust.

Our risks fall into five broad categories:

•	strategic;
•	operational and health, safety and environment;
•	financial and technological;
•	human resources; and
•	regulatory.

Pembina Pipeline Corporation • Management information circular	25

Management is responsible for developing and implementing controls and for any risk assessments. To facilitate our risk review we have a risk management committee made up of members of management, which meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities.

The board of directors has overall responsibility for risk oversight and specific responsibility for strategic business risks and regulatory risks. It has delegated parts of this responsibility to the board committees, as follows:

•	Audit committee: monitors financial and technological risks;
•	Governance committee: assists the board in establishing appropriate risk oversight functions at the board and board committee levels;
•	Human resources and compensation committee: oversees compensation risk (see page 45), talent management risk and succession risk;
•	Health, safety & environment committee: reviews the policies and systems related to safety, health and environmental risks and related operational risks; and
•	Major capital projects committee: assists the board in overseeing the risks associated with major capital projects.

Management reports periodically to the board committees on the risks they are responsible for and presents a report to the governance committee once a year, that summarizes the risk management committee's review of risk identification, management and reporting, and any deficiencies identified.

You can read more about the board committees starting on page 33.

Financial management and reporting

The board is responsible for approving our financial statements, accompanying MD&A and earnings press releases, and reviewing and overseeing compliance with the audit, accounting and financial reporting requirements that apply to our business. It approves our annual operating and capital budgets, cash management and financing plans and strategies, decisions to participate in the capital markets and significant changes to our accounting policies and practices.

This year the audit committee oversaw the successful consolidation of newly acquired companies related to the acquisition of the Vantage pipeline and Saskatchewan ethane extraction plant. See page 34 for a full list of the committee’s activities in 2014.

The board also makes sure we have a system for tracking and responding to complaints about accounting, internal accounting control or auditing matters, including anonymous complaints we may receive from employees or others. You can read about our whistleblower policy on page 23.

Compensation

Director compensation

The board is responsible for setting director compensation, making sure it adequately reflects the time commitment, scope of responsibilities, risks involved in being a director and market trends in director compensation. It also works with the human resources and compensation committee to review from time to time the competitiveness of our compensation and the compensation of the board chair and committee chairs.

The human resources and compensation committee is responsible for director and executive compensation at Pembina. See page 36 for a full list of committee activities in 2014.

Executive compensation

All decisions about compensation of the CEO and other senior executives must be approved by the board.

The board works with the human resources and compensation committee, and independent advisors retained by the human resources and compensation committee, to determine compensation for our CEO and other senior executives, including variable compensation.

Pembina Pipeline Corporation • Management information circular	26

You can read more about our approach to compensation governance and how we compensate our directors and executives beginning on page 40 and the role and responsibilities of the human resources and compensation committee on page 44.

Succession planning

The board has developed position descriptions for the CEO, CFO and the Corporate Secretary, outlining the scope and responsibilities of each role.

This year the board was involved in hiring a CFO to replace Peter Robertson, who retired on December 31, 2014.

The board went through a formal process with a consulting company and management to review internal and external candidates for the position. Scott Burrows, formerly Pembina’s Vice President, Capital Markets, was appointed to the CFO position effective January 1, 2015.

The board is responsible for appointing the CEO and other members of senior management, as well as approving the management succession process and for reviewing succession plans for the CEO, the management team and other executives every year, taking into consideration recommendations from the human resources and compensation committee. There are also development plans in place for all employees who are potential successors to the executive team.

The executive team periodically reviews their succession plans, identifies high potential employees and makes sure employee development is progressing as planned. The CEO meets with the human resources and compensation committee at least once a year to discuss the succession plan, review succession candidates for the CEO position and prepare development plans for possible CEO successors.

The board formally adopted a diversity policy in February 2015 that serves as a framework to promote diversity, including gender diversity, on the board and in management (see page 30 for additional information about the diversity policy). There is no formal target for women in management in the diversity policy, but there is an established target under our employment equity plan, which complies with the requirements of the Employment Equity Act and is submitted to the federal government.

The executive team and the board are mindful of the importance of diversity in management positions and feel that the issue is being properly addressed without the need for additional targets. We were advised by the Human Rights Commission that, based on 2013 employment statistics, our Employment Equity results are at 90 percent for women in our workforce. This is a very good result, and means that we have almost as many women as there are women available in our market segment. We feel we are currently well-represented by women in management and have doubled the number since 2013, increasing their representation by 6 percent. We also have two female executives (12.5 percent of our executive team). We are continuing to identify female succession candidates for higher level executive positions, and with the increasing numbers of women in high level management positions, we are confident that our succession plans will include women moving into executive positions.

Expectations of directors

We expect our directors to demonstrate the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our shareholders.

Independence

The board assesses the independence of directors annually using independence criteria that meet or exceed the following standards:

•	National Policy 58-201 – Corporate Governance Guidelines;
•	National Instrument 52-110 – Audit Committees;
•	U.S. Securities and Exchange Commission rules and regulations;
•	Sarbanes-Oxley Act of 2002; and
•	New York Stock Exchange (NYSE) rules.

Pembina Pipeline Corporation • Management information circular	27

This is described in detail in our Standards for Director Independence, which you can find on our website.

At the date of the meeting, 8 of our 10 directors are independent, meaning they do not have a business or other relationship (direct or indirect) that could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Dilger is not independent because he is Pembina's President and CEO. Mr. Michaleski is not considered independent because he was Pembina's CEO until December 31, 2013.

In-camera sessions

The board meets in-camera at each meeting to facilitate regular, open and candid discussion among the independent directors without management present, and also without the non-independent director.

In 2014, the non-management directors met nine times without management, and the independent directors met at every meeting after year end.

Attendance and active participation

We expect all board and committee meetings to be conducted in a way that promotes open communication, meaningful participation and timely resolution of issues. Generally, directors can serve on a maximum of three committees so they can fully participate and meet their obligations to the board. All of our independent directors serve on two or three committees.

Directors are expected to attend all board meetings and all of their committee meetings unless there is an unavoidable conflict or other extenuating circumstances. Attendance is monitored by the governance committee and managed by the chair of the board.

This year all directors attended 100 percent of their board and committee meetings.

			Committee meetings
	Board meetings		Audit	Governance	Human resources and compensation	Health, safety and environment	Major projects	Total committee meetings
R. Findlay	9 of 9 (chair)	100%		5 of 5	7 of 7		2 of 2	14 of 14	100%
A. Ainsworth[1]	2 of 2	100%	1 of 1			1 of 1		2 of 2	100%
G. Billing	9 of 9	100%	4 of 4		7 of 7 (chair)			11 of 11	100%
T. Buchanan[1]	6 of 6	100%	1 of 1		5 of 5	2 of 2		8 of 8	100%
M. Dilger	9 of 9	100%	4 of 4	6 of 6	7 of 7	3 of 3	3 of 3	23 of 23	100%
A. Edgeworth[1]	2 of 2	100%	2 of 2			2 of 2	1 of 1	5 of 5	100%
L. Gordon	9 of 9	100%	2 of 2			3 of 3	3 of 3 (chair)	8 of 8	100%
D. LeGresley	9 of 9	100%	4 of 4 (chair)	6 of 6				10 of 10	100%
R. Michaleski	9 of 9	100%				3 of 3	3 of 3	6 of 6	100%
L. O'Donoghue	9 of 9	100%		6 of 6 (chair)	7 of 7			13 of 13	100%
J. Smith	9 of 9	100%		6 of 6		3 of 3 (chair)		9 of 9	100%

1 Ms. Ainsworth was appointed to the board on October 7, 2014. Mr. Buchanan resigned from the board on October 1, 2014. Mr. Edgeworth did not stand for re-election to the board on May 9, 2014. Mr. Kerr did not attend any meetings in 2014 because he was appointed to the board on January 15, 2015.

Conflicts of interest

Our directors must avoid conflicts of interest and abide by our code of ethics.

If a director or executive officer has a material interest in a potential transaction or agreement, or a director accepts a senior management position with another public company, he or she must report this to the board. If a director feels there is a potential conflict of interest related to any matter the board is considering at a meeting, he or she must disclose the interest, refrain from voting on the matter and leave the meeting if asked.

Pembina Pipeline Corporation • Management information circular	28

This year the board identified a conflict when Mr. Buchanan was appointed President and CEO of Athabasca Oil Corporation. Mr. Buchanan resigned from the board on October 1, 2014.

Serving together on other boards

Some of our directors serve together on other public company boards.

	G. Billing	R. Findlay	J. Smith
Spyglass Resources Corp		✓ [1]	✓
Superior Plus Corp.	✓ (Chairman)[2]	✓

1 Mr. Findlay will not be standing for re-election to the board of Spyglass Resources Corp. in May, 2015.

2 Mr. Billing retired from the board of Superior Plus Corp. on December 31, 2014.

We recognize the significant commitment involved in serving on a board and the value and experience gained from serving on other boards.

Our directors can serve on up to four other public company boards and members of our audit committee can serve on a maximum of two other public company audit committees. Directors who want to serve on the board of another publicly traded company must notify the chair of our governance committee before accepting the nomination.

The board reviews the directorships every year. If two or more directors serve together on another public company board, the board will review the situation and decide whether a director should continue to serve on our board. It may grant an exception in some circumstances.

The governance committee has reviewed the public company directorships currently held by our directors and has determined that they do not present a concern about the effectiveness or independence of the board.

Board and committee evaluation

Regular board assessments are important to confirm that the board, its committees and individual directors are performing effectively and to encourage continuous improvement.

This year we reviewed our board evaluation process compared to our peers and confirmed we are using best practices. Only 25 percent of the firms in our industry have a formal performance evaluation process.

We complete a formal assessment of the board once a year. The board establishes the assessment criteria based on recommendations from the governance committee. The chair of the board leads the assessment, with input from all directors. Each director completes a questionnaire assessing each committee's performance against its mandate, as well as overall board performance in areas like governance processes and administration, fiduciary oversight, strategic planning and business decisions, and financial matters. The board has decided that, starting in 2015 and every second or third year after that, it will retain an independent third party to evaluate the board and committees.

At the end of the process, the chair summarizes the results, including areas for improvement, and the board discusses and considers appropriate implementation measures.

Characteristics of directors

The board reviews the composition of the board every year, considering diversity, specific skills and the experience required on the board. The goal is a board that is effective and well-balanced, taking diversity, tenure and expertise into consideration.

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Diversity

The board considers diversity of gender, age and geographic location.

The benchmarking study looked at the composition of our board and confirmed that we are in line with the companies we compete with for capital, and ahead of our industry in diversity and independence.

Gender

The board recognizes the importance of the diversity of its directors, and in February 2015 formally adopted a diversity policy that serves as a framework for promoting diversity, including gender diversity, on the board and in management.

Under the policy, the selection of candidates for appointment to the board will continue to be based on merit, although the governance committee will aim to achieve an appropriate level of diversity on the board when filling board vacancies. It will also consider the benefits of diversity in its annual review of the board composition and mix of skills, and will recommend measurable objectives for achieving diversity on the board in light of the skills required on the board at that time. The assessment of the implementation of the policy and the effectiveness of the policy will form part of the governance committee’s annual assessment of board composition.

This year, two male directors stepped down from the board, and we added two new directors, one of them female, increasing the total number of women on the board to two, or 20 percent of the board. The benchmarking survey confirmed that we now have more women on our board than other companies in our industry and our peer group, but that we are below the median for companies on the TSX 60. We continue to work proactively to increase the number of women on our board to a level appropriate for our board size and mix, and the governance committee and board keep a list of qualified female candidates to consider when there is a vacancy on the board. While the diversity policy does not set official targets for women on the board, we feel the issue is being properly addressed without the need for a formal target.

Age and tenure

We do not have a formal policy imposing term limits because our priority is to assemble a board that has the right mix of skills and experience as a whole to provide strong stewardship.

The board recognizes that while a longer serving director can make a growing contribution to the board over time, it must balance this with some turnover in membership to generate fresh ideas and perspectives on various issues and our business in general.

Directors retire from our board or do not stand for re-election once they have turned 72, unless the board determines otherwise.

The nominated directors have served on our board anywhere from less than one year to up to 18 years.

	years on the board
R. Findlay (chair)	8
A. Ainsworth	<1
G. Billing	3
M. Dilger	1
L. Gordon	18	average tenure is
G. Kerr	<1	6 years
D. LeGresley	5
R. Michaleski	15
L. O'Donoghue	7
J. Smith	3

Pembina Pipeline Corporation • Management information circular	30

Location

Pembina operates in Canada and the US, so it is important to have directors with experience in these markets. One of our new directors this year lives in the US and brings that perspective to the board.

Skills and experience

Mr. Edgeworth did not stand for re-election to the board on May 9, 2014 and Mr. Buchanan resigned on October 1, 2014.

Ms. Ainsworth was appointed on October 7, 2014, and brings a wealth of operational experience, including safety and the environment, as well as a US perspective.

Mr. Kerr was appointed on January 15, 2015, and brings strong industry knowledge and experience to the board.

The board regularly evaluates the competencies and skills of its members against the competencies and skills it needs for proper oversight, effective decision-making and fulfilling its mandate.

Goals include ensuring there is a good mix of relevant skills and experience, sufficiently diverse opinions to support balanced discussion and debate, and a manageable board size to facilitate productive discussion and decision-making.

When we recruit for the future, we will be looking for, among other things, government relations experience, which will be important strategically as our projects increase in size and fall into more complex regulatory environments. Community relations and human resources and compensation expertise will also be important skills as we grow.

The table below shows the mix of experience and expertise we have on the board. We use it to identify skills to look for when recruiting new directors.

	Randall Findlay (chair)	Anne- Marie Ainsworth	Grant Billing	Michael Dilger	Lorne Gordon	Gordon Kerr	David LeGresley	Robert Michaleski	Leslie O'Donoghue	Jeffrey Smith
Engineering/ operational	✓	✓		✓		✓	✓	✓	✓	✓

Industry knowledge – pipelines	✓	✓		✓	✓	✓		✓

Industry knowledge – midstream	✓	✓	✓	✓		✓		✓		✓

Industry knowledge - natural gas liquids	✓	✓	✓	✓		✓		✓		✓

Major capital projects	✓	✓	✓	✓		✓		✓	✓	✓

Safety, health and environment	✓	✓		✓		✓		✓	✓	✓

Human resources/ compensation	✓	✓	✓	✓		✓	✓	✓	✓	✓

Investment banking	✓	✓	✓	✓		✓	✓	✓	✓	✓

Financial	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Risk	✓	✓	✓	✓	✓	✓	✓		✓

Government relations									✓

Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

CEO	✓	✓	✓	✓	✓	✓		✓		✓

Pembina Pipeline Corporation • Management information circular	31

New candidates

Shareholders elect individual directors at our annual shareholders' meeting by a majority of votes cast for each nominee. The board can also appoint new directors between meetings to fill vacancies, or call a special shareholders' meeting to elect a new director.

The governance committee recommends new director nominees to the board, and the board approves and proposes the final list of nominated directors to shareholders. We encourage directors to identify potential candidates because they know our company and the board so well. We also use outside search firms to help us identify new candidates as required.

The board looks for directors who are inquisitive and objective, have practical wisdom and mature judgment.

It looks at the competencies and skills of a potential candidate, including their education, communication and interpersonal skills, and relevant business, governmental and civic experience. It also considers the skills matrix of the current board to balance the qualities of the new candidate with the composition of the board and overall board diversity.

Finally, it considers whether the candidate is able to devote enough time to their duties as a director and reviews and consults with the chair of the board and the CEO to gather their input before proposing a list of nominated directors to shareholders.

Orientation and continuing education

The governance committee is responsible for approving the director orientation process and annual plans for director education and development.

Orientation

Our orientation manual for new directors includes the following items:

•  corporate governance guidelines;

•  board mandate;

•  committee charters;

•  terms of reference for directors;

•  position descriptions for the board chair, committee chairs and the executive officers;

•  key corporate policies; and

•  other relevant corporate and board information.

New directors attend orientation sessions to familiarize them with our business, significant risks and mitigation measures, our expectations, our corporate goals and objectives, and current business issues and opportunities. Our two newest directors, Ms. Ainsworth and Mr. Kerr, observed at least one meeting of each board committee and met with management to learn more about various aspects of our business as part of their orientation.

Continuing education

The board has set the following priorities for continuing education in 2015:

•  clawback provisions;

•  enterprise risk oversight;

•  board diversity;

•  shareholder activism and engagement;

•  director liability; and

•  commodity prices.

Directors have ongoing opportunities to increase their knowledge and understanding of our business, including:

•  Annual strategic briefings – typically include reviews of the competitive environment, our performance relative to our peers, significant risks and mitigation measures and other developments that could materially affect our business. Briefings may include presentations by third-party consultants, such as financial advisors, pension experts and outside legal counsel as needed.

•  Corporate governance issues and trends – regular briefings on corporate governance developments and emerging best practices.

•  Industry and other issues and trends – presentations from time to time by external consultants about general industry trends or other topics of interest.

The corporate secretary maintains a list of all skill development and continuing education taken by the directors, which the governance committee reviews when building each year’s director education plan.

The table below shows the director education program in 2014.

Date	Event	Presenter	Who attended
Jan 16	Gender diversity	Institute of Corporate Directors	Randall Findlay

Feb 25	Natural Gas Liquids business unit discussion	Bob Lock	All directors

May 21	Enterprise risk oversight for directors	Institute of Corporate Directors	Leslie O’Donoghue

May 7	Midstream & Marketing business unit discussion	Bob Jones	All except Grant Billing

Jun 3	Audit committee effectiveness	Institute of Corporate Directors	Grant Billing

Jun 26	Enhancing audit committee oversight of the external auditor (webinar)	Institute of Corporate Directors	Jeff Smith

Aug 8	Capital structure and credit rating presentation	Scott Burrows	All directors

Sept 3	Data analytics	Ernst & Young	David LeGresley

Sept 11	Tough questions boards should be asking their IT leaders (webinar)	Institute of Corporate Directors	Jeff Smith

Sept 23	High performing boards	Institute of Corporate Directors	Randall Findlay

Oct 6	Midstream madness — Why the fun has just begun	Patrick Kenny (National Bank)	All except Leslie O’Donoghue

Oct 8	Commodity price outlook	First Energy	Randall Findlay

Nov 3	Land, aboriginal, regulatory and environment discussion	Harry Andersen	All directors

Nov 3	Corporate tax structure and overview of emerging issues	Gordon Fika	All except Leslie O’Donoghue

Communicating with the board

We are committed to providing investors with timely and accurate information about our strategy, performance and business activities.

In addition to filing disclosure documents with securities regulators, we participate in industry sponsored conferences, and host investor days and conference calls and webcasts to review our financial and operating results.

Shareholders can ask questions and provide feedback to management and the board at our annual shareholders meeting. You can also contact the board through our Corporate Secretary:

Chair of the board of directors

c/o Corporate Secretary

Pembina Pipeline Corporation

4000, 585 – 8th Avenue S.W.

Calgary, Alberta

T2P 1G1

Shareholder proposals

If you want to present a shareholder proposal at our 2016 annual general meeting, you must submit it by February 8, 2016 to be considered for next year's management information circular.

Send your shareholder proposal to the Corporate Secretary at the above address.

Pembina Pipeline Corporation • Management information circular	32

Board committees

The board has five standing committees to help carry out its duties and meet the statutory and policy requirements that apply to our business:

•  Audit;

•  Governance;

•  Human resources and compensation;

•  Health, safety and environment; and

•  Major capital projects.

Each committee is governed by a written charter, which is approved by the board and reviewed and assessed by the committees themselves and the board every year. All of the board committees must be independent, except for our health, safety and environment committee and major capital projects committee, which must have a majority of independent directors.

Each committee updates the board regularly on its activities by providing a report to the board after each committee meeting and submits any recommendations that require board approval for discussion and review. Each committee is responsible for sharing information of mutual interest with other committees.

The board reviews the composition of its committees each year and makes adjustments as needed. The board can remove members of each committee by resolution when needed and fill vacancies if a committee has less than the minimum number of members.

You can find our committee charters online at our website (www.pembina.com) and read about the nominated directors on page 10.

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Audit committee

The audit committee is responsible for overseeing our financial reporting and for monitoring risk management, internal controls and our internal and external auditors. It meets quarterly with management and the external auditors and separately with the auditors.

It assists the board's oversight of the external auditor's qualifications, independence and performance and works to increase the transparency, credibility and objectivity of our financial reporting. Members of the audit committee also facilitate communication between management, the external auditors and the board.

The committee met four times in 2014. All of these meetings included the external auditor and time without management present.

Members	David LeGresley (chair) Anne-Marie Ainsworth	Grant Billing Lorne Gordon
David LeGresley is a financial expert and all of the members are financially literate. Effective February 27, 2015, Lorne Gordon stopped being a member of the audit committee, and Gordon Kerr joined the audit committee. All of the disclosure below is accurate for the new committee composition as well as the 2014 committee composition.
Independence

100%

Each of the four directors met the independence criteria as of April 2015, within the meaning of National Instrument 52-110, Audit Committees, Rule 10A-3 under the U.S. Securities Act of 1934, as amended, and the corporate governance standards of the NYSE.

Qualifications

•  accountant, financial experience or accreditation

•  all of the committee members must be able to read and understand a set of financial statements that are comparable in scope and complexity to our financial statements.

Key responsibilities

Financial reporting integrity

•  reviewing our financial statements, MD&A and earnings press releases

•  reviewing our audited financial statements and recommending them to the board for review and approval

•   reviewing changes in accounting policies and other significant reporting matters

Financial risk oversight

•  monitoring our asset retirement obligations

•  appointing, compensating and overseeing the external auditor

•  recommending and approving changes related to risk management, actuarial valuation and funding for our pension plan

•  overseeing our internal controls and procedures

Other

•   overseeing our whistleblower policy and procedures for financial reporting

2014 highlights

Financial reporting and tax

•  completed a comprehensive review of the external auditor as recommended in the Enhancing Audit Quality initiative by CPA Canada and the Canadian Public Accountability Board, no significant issues were identified

•  oversaw the consolidation of Vantage Pipeline ULC, Vantage Pipeline US LP and Mistral Midstream Inc.

•  reviewed accounting policies, significant financial reporting issues, estimates and judgments applied

•  participated in the recruitment and hiring of new CFO

•  oversaw the defined contribution, defined benefit and supplementary pension plans

•  reviewed all core disclosure documents

•  assessed ongoing professional development requirements

•  reviewed and approved external auditor audit engagement and all non-audit services

•  reviewed the Quarterly Audit Findings reports provided by the external auditor

Compliance &  risk oversight

•  requested and reviewed a report prepared by Enterprise Risk Management entitled "Rail Risk Assessment"

•  reviewed the risk management committee’s hedging recommendations

•  approved the following reports and annual updates:

•  Enterprise Risk Management report, and recommended tolerances

•  update to Market Risk Policy

Pembina Pipeline Corporation • Management information circular	34

•  update to Counterparty Risk Management Policy

•  update to risk management committee charter

•  monitored the status of Pembina’s commodity risk, market risk and enterprise risks against established tolerance limits

•  reviewed corporate insurance program and coverage

Internal audit oversight

•  approved 2014 Internal Audit Plan

•  reviewed Internal Audit SOX Compliance and Fraud Assessment results

•  reviewed management’s conclusions about efficacy of internal controls of financial reporting

•  reviewed Pembina’s disclosure controls and procedures with CEO and CFO

•  participated in recruitment and hiring of new head of Internal Audit

Information technology (IT)

•  reviewed 2014 IT Strategies and Assessment

•  approved Information Services Policy

You can find other information about the audit committee in our annual information form (AIF) on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Governance committee

The governance committee is primarily responsible for helping the board develop, implement and monitor Pembina's corporate governance practices.

The committee is expected to work with management and others throughout the company to make sure we have a healthy governance culture. This includes reporting and making recommendations to the board and management about corporate governance issues, best practices, compliance and the effectiveness of our governance processes and systems.

The committee met six times in 2014. All of these meetings included time without management present.

Members	Leslie O'Donoghue (chair) Randall Findlay	David LeGresley Jeffrey Smith
Independence	100%
Qualifications	• governance committee of other public companies • legal, compliance or regulatory background • CEO or senior executive experience
Key responsibilities

Board governance

•  board size and composition

•  director orientation, education and training

•  eligibility and selection criteria, including independence and financial literacy

•  recommending director candidates for election to the board and appointment to chair of the board and CEO positions

•  annual board, director and committee assessments

Compliance and disclosure

•  monitoring best governance practices and our compliance with governance related laws and regulations

•  approving our disclosure policy and overseeing our policies, procedures and the disclosure committee

•  assisting the board in establishing appropriate risk oversight functions at the board and committee levels

2014 highlights

Director and management succession

•  regularly reviewed and updated the board composition matrix and director succession planning process

•  reviewed and recommended committee membership to the board

•  reviewed and dealt with conflict issues

•  recruited two new directors

Corporate governance best practices

•  reviewed and recommended:

Pembina Pipeline Corporation • Management information circular	35

•  amendments to corporate policies

•  adoption of the 2014 director education plan

•  reviewed the director onboarding process

•  assessed relationships between Pembina and each director and recommended to the board that eight out of the 10 director nominees are independent

•  monitored recent developments, emerging trends and best practices in corporate governance and disclosure practices, including recent insider trading case law, the Ontario Securities Commission guidelines on diversity and director term limits, and clawback policies

•  reviewed the enterprise risk management plan

Evaluation of the board, board committees, chairs and individual directors

•  assessed director independence and reviewed director relationships, commitments and interlocks

•  evaluated the board and its committees in conjunction with the board chair

•  reviewed the board and committee charters and corporate policies

Public disclosure

•  reviewed and approved the information related to corporate governance in the information circular, for recommendation to the board

Human resources and compensation committee

The human resources and compensation committee assists the board by providing oversight and direction on human resources strategy, policies and programs. This includes our compensation programs, including reviewing and approving recommendations about our general compensation philosophy, director and executive compensation, overseeing the development and administration of our compensation programs, and executive succession planning. The committee is also responsible for overseeing the risk associated with our compensation programs, to ensure they do not encourage individuals to take inappropriate risks that are reasonably likely to have a material and adverse effect on the company.

The committee is responsible for assessing the fairness and effectiveness of our retirement, savings and incentive plans, and for making sure all plans and benefit programs are administered according to the laws, stock exchange policies and stated compensation objectives that govern our business. It conducts thorough competitive evaluations each year and may consult an independent firm for help in assessing the competitiveness of our director and executive compensation programs.

You can read about how we compensate our directors starting on page 48 and our executives on page 52. Details about compensation governance at Pembina can be found on page 44.

The committee met seven times in 2014. All of these meetings included time without management present.

Members	Grant Billing (chair) Randall Findlay	Leslie O'Donoghue

Effective February 27, 2015, Randy Findlay stopped being a member of the human resources and compensation committee, and Lorne Gordon and Gordon Kerr joined the committee. All of the disclosure below is accurate for the new committee composition as well as the 2014 composition.
Independence	100%
Qualifications	• executive or CEO experience • human resources or compensation experience • compensation committees of other public companies • industry or sector experience
Key responsibilities

Compensation philosophy and approach

•  review and approve our compensation philosophy

•  review and recommend our executive compensation and incentive programs

•  recommend director compensation including retainers and meeting fees

Program oversight

•  review compensation design, corporate objectives and executive performance targets

•  review employment agreements, severance arrangements and change of control agreements for CEO and other senior executives

Pembina Pipeline Corporation • Management information circular	36

•  assist the board in establishing and overseeing executive officer succession plans

•  oversee the defined benefit and defined contribution pension plan and supplementary pension plan

Annual performance and compensation

•  recommend individual elements of total compensation for the CEO and executive officers

•  approve the annual report on executive compensation and public disclosure

Compensation risk oversight

•  ensure executive compensation is aligned with Pembina' short-, medium- and long-term goals

•  monitor legal and stock exchange compliance

2014 highlights

Compensation philosophy and approach

•  amended share ownership guidelines

•  approved the DSU plan for directors

•  approved changes to the weightings in the short-term incentive plan for the CEO and senior vice presidents

Program oversight

•  made legislated and administrative changes to the defined benefit and defined contribution pension plans

•  amended the defined benefit plan to allow all executives to participate regardless of age or service

•  revised the peer groups for executives and directors

•  reviewed short-term and long-term incentives in detail, introduced stock option plan participation for executives and made slight changes to the share unit award incentive plan

Succession planning

•  participated in CFO recruitment

•  oversaw senior management and employee organizational changes related to Pembina’s succession plan

•  recommended the appointment of two new Vice Presidents

Annual performance and compensation

•  recommended for approval

•  2014 corporate objectives

•  2014 CEO objectives

•  2014 RSU/PSU share unit award plan along with PSU performance metric

•  2014 amendments to the stock option plan

•  reviewed 2013 corporate and business unit performance to determine 2013 short term incentive payouts (paid in 2014)

•  reviewed and approved the 2011 PSU multiplier for long-term incentive payouts

•  reviewed and approved the budget for salary increases

Health, safety and environment committee

The health, safety and environment committee is primarily responsible for helping the board oversee the development, implementation and monitoring of our environmental, health, safety and system integrity policies and systems, especially as they relate to accountability and compliance.

The committee met three times in 2014. All of these meetings included time without management present.

Members	Jeffrey Smith (chair) Anne-Marie Ainsworth	Lorne Gordon Robert Michaleski

Independence	80%
Qualifications	• engineering or operations background • legal, compliance or regulatory experience • CEO or senior executive experience
Key responsibilities

Program and strategy development

•  oversee the development, implementation and auditing of our health, safety and environmental management policies, programs, systems and practices

•  review our health, safety and environmental strategy

Risk management

•  identify health, safety and environmental risks and recommending appropriate programs to manage and reduce risks

•  monitor current, pending or threatened legal action by or against us

Regulatory compliance and public disclosure

Pembina Pipeline Corporation • Management information circular	37

•  review and monitor our incident reporting policies and practices, and reports about significant incidents, emerging issues, inspections, audits and actions taken to correct deficiencies

•  review and approve our annual internal sustainability report

2014 highlights

Health, safety and environment metrics

•  reviewed and approved the health, safety and environment metrics to be used across all business units, incorporating leading indicators in combination with lagging indicators

•  reviewed 2014 performance against the metrics and recommended the safety performance multiplier for the short-term incentive plan to the human resources and compensation committee

Safety culture

•  reviewed the results of management’s incident review panel

•  completed a safety perception survey. Pembina’s score improved by approximately 5% over 2009, and exceeded the Caterpillar Safety Services global average in each employee category

•  received reports from management’s continuous improvement team, and on the new safety in project delivery program that will tackle systemic risks and improve our ability to execute projects safely

•  oversaw the release of a new construction safety manual

•  achieved a Certificate of Recognition audit score of 86% (pass = 80%)

Integrity and geotechnical

•  monitored the largest pipeline integrity and geotechnical program in the company’s history

•  achieved a score of 91% on the ABSA audit of our pressure equipment integrity management program (anything above 70% is acceptable)

Compliance and risk oversight

•  reviewed and recommended changes to the committee’s charter to more clearly address the committee’s role in risk oversight

Major capital projects committee

The major capital projects committee helps the board oversee major capital projects.

The committee is responsible for identifying major capital projects based on management's recommendations, project complexity, cost and level of risk, and reviewing and monitoring costs, contracting practices, project management processes and construction schedules in more depth than time permits in regularly scheduled board meetings.

The board approved the committee charter on February 26, 2014, and formed the committee. The committee met three times in 2014.

Members	Lorne Gordon (chair) Randall Findlay	Robert Michaleski

Independence	67%
Qualifications	• engineering or operations background • CEO or senior executive experience • industry or sector experience
Key responsibilities

Determining which capital projects to oversee

•  review management’s recommendations and identify major capital projects based on project complexity, cost and level of risk

Reviewing key information about identified projects

•  project risk analysis and risk mitigation plans

•  key commercial terms that may impact project execution

•  significant regulatory, political or stakeholder issues

•  significant safety or environmental matters

•  cost estimates, cost control and management processes

•  project planning documents

•  project look backs

•  progress reports

Pembina Pipeline Corporation • Management information circular	38

2014 highlights

Committee formation and structure

•  formed the major capital projects committee and established the committee charter

•  reviewed the Project Management Office Mandate, Governance Lifecycle and Project Delivery Framework, Cost Estimating Methodologies, and the Investment Committee function

•  established criteria for identifying projects to be reviewed by the committee

Project execution metrics

•     reviewed and approved the major capital projects on-time and on-budget metrics for measuring the success of our major capital projects program

•     reviewed actual 2014 performance against these metrics and recommended an on-time and on-budget performance multiplier to the human resources and compensation committee as a component of the short-term incentive program performance multiplier

Project updates

•  reviewed major capital projects from the perspective of capital expenditures, schedule, strategy and risk

•  received lookback summaries prepared by management on various completed projects, including lessons learned, strengths, weaknesses and overall performance relative to  criteria established at the time of board approval of these projects

Pembina Pipeline Corporation • Management information circular	39

5. Compensation discussion and analysis

This section of our management information circular describes how we pay our directors and senior executives. We've grouped it into four sections:

Executive summary	page 41

Summarizes our performance and compensation decisions this year, and changes we are making to our compensation plans.

Compensation governance	page 44

Describes how we oversee compensation and manage risk. It also tells you about our independent consultants.

Director compensation	page 48

Describes our approach to compensating directors, our expectations for share ownership and what we paid the directors in 2014.

Executive compensation	page 52

A thorough discussion of what we pay the named executives at Pembina and why, along with the results from 2014.

Pembina Pipeline Corporation • Management information circular	40

Executive summary

2014 named executives

•  Michael (Mick) Dilger , CEO

•  Peter Robertson, Senior Vice President, CFO

•  Paul Murphy, Senior Vice President, Pipeline and Crude Oil Facilities

•  Stuart Taylor, Senior Vice President, NGL and Natural Gas Facilities

•  Andrew Gruszecki, Vice President, Oil Sands & Heavy Oil

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years.

We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable pipeline performance.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our executive compensation program is designed to link strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

You can read about the four components of our strategy and our compensation program starting on page 52.

2014 was an excellent year

Pembina had an excellent year: We made progress on diversifying our asset base, signing on $1.3 billion in new projects and bringing existing projects into service on time and on budget. Cash flow from operating activities reached a record high and was almost 17 percent over 2013, EBITDA was at an all-time high and almost 11 percent over 2013, and throughput and operating margin both increased this year. At the same time we had zero lost-time injuries and zero recordable injuries while working approximately 2.3 million hours, or 24 percent more hours than in 2013 – a clear demonstration of our commitment to safe, reliable and responsible operations.

The table below is a summary of the key performance measures that determine how our executives are paid. Compensation increased in 2014 to recognize excellent performance against these measures, and to keep us in line with our peers.

You will find a complete discussion of what we paid our executives in 2014 and why starting on page 58, and a discussion of each named executive’s compensation and accomplishments this year starting on page 69.

Financial	•	Three-year total shareholder return (TSR) was 52% – 6.6% higher than the median of our peer group.	Strategic link: Maintain a strong balance sheet
	•	Adjusted cash flow from operating activities per share[1] was $2.38 – 10.7% above our target.
	•	Earnings before interest, taxes, depreciation and amortization (EBITDA)[1] was $919.7 million, or 4.3% above our target.

Safety and environment	•	Met or exceeded 15 of our 22 safety and environment targets.	Strategic link:
	•	Had zero lost time injuries and zero recordable employee injuries.	Implement growth in a safe and environmentally responsible way

Commercial and operational	•	Secured $1.4 billion in committed contracts for new projects.	Strategic link:
	•	Delivered five of seven development projects on time and on budget.	Diversify our asset base to enhance profitability

Pembina Pipeline Corporation • Management information circular	41

Shareholder value	•	Increased our market capitalization by 21% to $15.8 billion (at December 31, 2014).	Strategic link: Enhance the long-term value of our shares
	•	Listed on the TSX 60.

1 See About Non-GAAP and Additional GAAP measures on page 84.

The board and senior management also made progress in building top talent and creating a strong leadership culture:

•	appointed a new CFO: Scott Burrows was promoted from VP Capital Markets to VP Finance and CFO effective January 1, 2015;
•	completed succession plans for all executive level positions by identifying candidates and putting development plans in place for key individuals;
•	rotated over 20 leaders to various parts of the organization as part of the succession plan;
•	hired over 200 new employees;
•	maintained a voluntary turnover rate of less than 5 percent; and
•	increased the geographical and gender diversity of the board.

Compensation developments in 2014

The compensation committee assesses executive compensation and our performance against our peers every year to make sure our compensation decisions are fair and in line with the market. This year, the committee made the following changes to our compensation program and oversight.

Director compensation

•	revised the director compensation peer groups in line with the change to the executive compensation peer groups (see below);
•	increased the board retainers and one of the committee retainers to be in line with the revised peer group; and
•	developed and recommended approval of a new deferred share unit (DSU) plan for directors to be consistent with compensation paid to directors by other companies in the industry (see page 48).

Executive compensation

•	changed the weightings of the metrics in the short-term incentive plan to put more emphasis on completing projects on time and on budget. This change directly links executive compensation to meeting customer needs and improving long term cash flow;
•	completed a risk assessment of the medium- and long-term incentive plans, looking at payouts under different share prices and performance;
•	adjusted our variable incentive plans to include a long-term component (stock options). Pembina’s projects typically run for five years or more, but our variable incentive plan was paying out over three years. Making options available to officers better aligns our compensation structure with our shareholders. In 2014, the total amount awarded to the named executives through the medium- and long-term incentive plans was 35 percent RSUs, 45 percent PSUs and 20 percent stock options (see page 63);
•	changed the compensation mix for executives to increase the portion at risk for the CEO to 78 percent, and an average of 67 percent for the other named executives, strengthening the link between the achievement of business results and long-term value creation (see page 58);
•	revised the executive compensation peer groups. Pembina was part of the TSX 60 in 2014. The revised peer groups, recommended in a study by Mercer, better represent our new size and complexity (see page 58);
•	increased executive compensation targets to be closer to the median of the new compensation peer group; and
•	revised the executive share ownership guidelines to allow executives who are appointed to a position that has higher share ownership guidelines five years from the date of their new appointment to meet our guidelines (see page 52).

Pembina Pipeline Corporation • Management information circular	42

Compensation changes for 2015

The committee reviews our compensation philosophy and practices every year with assistance from Mercer, an independent compensation consultant, to make sure compensation continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

In 2015, the committee plans to:

•	implement the DSU plan for directors (see page 48);
•	continue to evaluate executive compensation against our new peer group to ensure we are competitive with our peers;
•	continue to review and make any necessary adjustments to the mix of RSUs, PSUs and options awarded to the executives; and
•	continue to review clawbacks, with a view to introducing a policy when there is legislative or regulatory clarity (see page 46).

Pembina Pipeline Corporation • Management information circular	43

Compensation governance

The board of directors has ultimate responsibility for compensation at Pembina. The human resources and compensation committee assists the board in establishing and overseeing director and executive compensation, pension and benefit plan design, CEO performance objectives and assessment and executive officer succession planning. See page 37 for information about the committee, its responsibilities and its activities in 2014.

The committee structures our compensation programs to ensure executive compensation is aligned with our short- and long-term goals and reflects financial, operating and share performance, dividend payments and individual performance. It designs the program to prevent risks that could have a material adverse effect on our company and ensure alignment with the interests of our shareholders.

Here’s where you can read about the key elements of our compensation program:

✓	Oversight by qualified, independent directors	44
✓	Compensation aligned with risk management	45
✓	Equity ownership requirements	52
✓	Advice from independent compensation experts	46
✓	Compensation linked to performance and strategy	41
✓	Compensation in line with peers	53
✓	A significant portion of compensation is deferred and at risk, encouraging a long-term view of shareholder value	58
✓	Incentive plan funding based on performance against targets linked to strategy, and performance compared to our peers	61, 64, 67
✓	Cap on cash bonus	61
✓	A disciplined process for making annual compensation decisions	55
✓	An extensive risk-assessment before compensation is finalized,
	including stress testing	56
✓	Anti-hedging policy	46

The human resources and compensation committee includes three directors, all of whom are independent. Each member has worked in leadership roles and has broad industry knowledge. They also have a mix of experience in operations, corporate strategy, executive compensation and financial matters. Together, they have the experience, skills and qualities necessary to support the committee in carrying out its mandate.

The table below shows the experience of the current members of the committee. The governance committee looks at the mix of skills and experience every year to make sure it remains appropriate.

	Related experience	Key biographical details
Grant Billing (chair) (see his biography on page 14)	• Executive leadership • Human resources/ compensation • Corporate governance

•  former energy industry president and CEO

•  has served as the chair and director of a number of public companies and as director and chair of the Canadian Association of Petroleum Producers

•  holds a bachelors degree in science and a chartered accountants designation with over thirty years of experience in senior energy company roles

Pembina Pipeline Corporation • Management information circular	44

	Related experience	Key biographical details
Randall Findlay (see his biography on page 12)	• Executive leadership • Human resources/ compensation • Corporate governance

•  former energy industry president and CEO

•  member of the governance committee of HNZ Group Inc. and Superior Plus Corp., the audit committee of Whitemud Resources Inc., and the compensation committee of HNZ Group Inc., all TSX-listed companies

•  holds a bachelors degree in applied science and has thirty years of experience in executive positions in the oil and gas industry

Leslie O'Donoghue (see her biography on page 20)	• Executive leadership • Human resources/ compensation • Corporate governance	• Executive Vice President, Corporate Development & Strategy & Chief Risk Officer at Agrium Inc., a TSX and NYSE listed public company • holds bachelor's degrees in economics and law

Managing compensation risk

The board is responsible for understanding the principal risks of our business and assessing the balance between risk and potential return to ensure our viability over the long term. We use a broad based, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The risk management committee meets at least quarterly to review the performance, appropriateness and the current business environment surrounding our risk management activities, and reports its findings to the human resources and compensation committee.

Within this context, the human resources and compensation committee reviews and approves our compensation program and practices to align executive compensation with our short- and long-term goals, reflect financial, operating and share performance, dividend payments and individual performance.

This includes, among other things:

•	understanding the impact of operating and share price performance over a five year period to assess the effect of different performance scenarios on future incentive payouts;
•	using balanced measures, including qualitative and quantitative goals, to determine annual incentive compensation;
•	incorporating time and performance vesting features in medium- and long-term incentives;
•	using ranges for annual incentive and long-term incentive programs to make sure grants are effectively linked to actual performance and not unduly influenced by one-time events; and
•	capping (as a percentage of base salary) the amount executives can receive under the short-term incentive plan.

The human resources and compensation committee also takes measures to prevent risks that could have a material adverse effect on our company, through appropriate compensation governance measures, which include:

•	building a strong governance culture and ensuring effective oversight;
•	implementing share ownership guidelines;
•	prohibiting executives and directors from hedging equity grants and building in safeguards against insider trading;
•	applying a consistent compensation structure for the CEO, executive officers and all employees; and
•	implementing a clawback policy that will align with legislation;
•	requiring the full board to review and approve executive compensation recommendations; and
•	engaging Mercer to provide details regarding a total compensation risk assessment.

Pembina Pipeline Corporation • Management information circular	45

We believe that an important part of managing compensation risk and promoting ethical conduct is setting the appropriate tone at the executive level, and we believe that having an appropriate clawback policy is an important part of setting that tone. If we must restate our financial statements because of material non-compliance with a financial reporting requirement resulting from an incidence of misconduct, our CEO and CFO are required under the Sarbanes-Oxley Act (SOX) to reimburse Pembina for any incentive- or equity-based compensation they received from the company during the 12 month period following the first public issuance or filing of the misstated financial statements, and any profits they realized from trading Pembina securities during the 12 -month period following the issue of the misstated financial statements.  The company has been advised that as early as 2015, a new form of clawback policy is expected to be proposed and implemented under the Dodd-Frank Act. The governance committee is evaluating how the automatic clawback provisions of SOX  will interact with the clawback policies of the Dodd-Frank Act, as well as emerging best practices in Canada, to better understand the scope and application of a clawback policy, and we will be implementing a clawback policy recognizing the importance of setting the appropriate tone at the executive level.

The committee also ensures that our compensation plans and employee benefit programs are administered according to applicable laws and stock exchange policies, and our compensation objectives.

The committee believes this balanced use of performance elements within our short-, medium- and long-term incentive programs reduces compensation risk by eliminating reliance on any single or a limited number of factors to determine eligibility and diversifying potential reward scenarios, and ensures that compensation aligns with the interests of our shareholders.

Building equity ownership

The committee believes executives and directors should show their commitment to Pembina by owning our common shares. The committee introduced share ownership guidelines on November 12, 2010 and revised them on October 8, 2013 and again for executives in 2014. The guidelines require executives and directors to own a certain multiple of their base salary or retainer in common shares or PSUs, RSUs or DSUs (ranging from 1x to 4x for executives, and 3x for directors). See page 49 to read about our guidelines for directors and page 52 for our guidelines for executives.

Hedging

To keep executives and directors motivated to continue to build shareholder value, our Insider Trading and Reporting Policy prohibits them from speculating in Pembina securities to reduce the price risk associated with any Pembina common shares or other securities they hold (including buying securities on margin, short selling, selling call options or buying put options).

Continuous improvement

The committee reviewed a number of regulatory developments and emerging best practices about executive compensation this year, as part of its commitment to compensation best practices and is once again providing shareholders with an annual say on pay advisory vote.

Independent advice

The committee has been working with Mercer (Canada) Limited since 2002 as its advisor and retains Mercer to review executive compensation and benefit programs and provide objective advice. Mercer reports directly and exclusively to the committee, but may, at the committee's direction, work cooperatively with management to review or prepare material for the committee to review. The committee takes Mercer's information and recommendations into consideration, but the committee's decisions are its own responsibility.

Pembina Pipeline Corporation • Management information circular	46

Mercer's mandate in 2014 included:

•	preparing information about market trends and issues;
•	preparing benchmark market data for director and officer compensation;
•	preparing information regarding best practices in compensation and employment agreements for the incoming CEO;
•	assessing the competitiveness of our compensation; and
•	presenting and discussing this information at two meetings of the committee.

Mercer was paid the following fees for professional services in 2013 and 2014:

(thousands of dollars)	2013	2014
Executive compensation-related fees	204.6	220.9
Fees for services related to determining compensation for our directors and executive officers.
All other fees	259.1	345.1
Fees for pension administration, actuarial valuation of our defined benefit pension plan and general advice related to compensation and benefits, including renewal and repricing of our benefit plans, an annual compensation survey and miscellaneous consulting services related to employee compensation and human resources matters. The committee does not pre-approve these services.
Total	463.7	566.0

From time to time, the organization may retain other advisors, if necessary. Management retained Korn Ferry in 2014 to provide advice and support in the recruitment, selection and succession of our CFO and selection of a new director, and paid approximately $110,000 and $85,000 respectively for these engagements.

Pembina Pipeline Corporation • Management information circular	47

Director compensation

We pay non-executive directors an annual retainer (in cash and equity) and fees in cash for attending board and committee meetings.

This comprehensive compensation package:

•  acknowledges the expertise, time, due diligence and counsel that each director contributes to the board;

•  aligns the near and long-term interests of directors with those of our shareholders; and

•  is competitive in the market.

The President and CEO does not receive director compensation because he is compensated in his role as President and CEO.

Director compensation package

We increased the board and audit committee retainers this year to be in line with our new peer group – see Compensation in line with our peers, below. The table below sets out the director compensation package for 2013 and 2014.

		2013	2014
Retainers
Board chair	Annual cash retainer	$135,000	$135,000
	Annual equity retainer	$100,000	$120,000
Board member	Annual cash retainer	$35,000	$45,000
	Annual equity retainer	$85,000	$85,000
Committees	Audit committee chair retainer	$21,000	$21,000
	HRC committee chair retainer	$15,000	$15,000
	HSE committee chair retainer	$10,000	$10,000
	Governance committee chair retainer	$10,000	$10,000
	Major capital projects committee chair retainer	n/a	$10,000
	Committee member retainer	$5,000	$5,000
	Audit committee member retainer	$5,000	$7,500
Fees
	Board meeting attendance fee	$1,500	$1,500
	Committee meeting attendance fee	$1,500	$1,500

In 2014, the equity portion of the retainer was paid in RSUs under our share unit plan. You will find details about the plan on page 80.

In 2015, we are removing the concept of an equity retainer and introducing a deferred share unit (DSU) plan. Directors will be required to take at least 40 percent of total director compensation, excluding meeting fees, as DSUs instead of RSUs, to be more closely aligned with our new peer group, and to help make sure directors can meet their share ownership guideline within five years of joining the board. The rest of the compensation is paid in cash quarterly in arrears.

A DSU is a notional share that has the same value as one Pembina common share.  Its value changes with changes in the market price of Pembina shares.  DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares.  DSUs  are paid out when a director retires from the board and redeemed for cash using the weighted average of the closing price of common shares on the TSX on the last five trading days before the redemption date, multiplied by the number of DSUs the director holds.

Pembina Pipeline Corporation • Management information circular	48

Compensation in line with our peers

To make sure we can attract and retain talented directors, we compensate them in a way that is fair and competitive, targeting compensation at the median offered by our director compensation peer group.

The committee engages outside consultants every few years to assess director compensation levels and practices compared to companies we compete with for talent, from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees. The committee last engaged its consultants to review director compensation and peers in August 2014.

Pembina was part of the TSX 60 in 2014, and the committee worked with Mercer to adjust our peer group to better reflect our size and complexity. The 2014 director compensation peer group includes 21 publicly-listed companies from the oil and gas and energy utility sectors. These are the same 21 companies that make up the executive compensation proxy peer group for 2014.

Oil and Gas – pipeline/midstream	Oil and Gas – exploration and production	Utilities
AltaGas Ltd.	ARC Resources	ATCO Ltd.
Enbridge Inc.	Canadian Natural Resources	Emera Inc.
Gibson Energy Inc.	Cenovus Energy Inc.	Fortis Inc.
Inter Pipeline Fund	Crescent Point Energy Corporation	TransAlta Corp.
Keyera Corp.	Encana Corp.
TransCanada Corp.	Enerplus Corporation
Veresen Inc.	Husky Energy Inc.
Pengrowth Energy Corporation
Penn West Petroleum Ltd.
Talisman Energy Inc.

The table below shows how we ranked against the director peer group on some of the key metrics at October 31, 2013, when 2014 director compensation decisions were made.

annual revenue	between the median and the75th percentile
total assets	between the 25th percentile and median
market capitalization	between the median and the 75th percentile

Building equity ownership

We believe directors should be aligned with the interests of shareholders and show their commitment to Pembina by owning our shares, so in 2010 we introduced share ownership guidelines.

Non-management directors must own three times their annual retainer in common shares, RSUs or DSUs by November 12, 2015 (in October 2013 we changed the guideline, requiring at least 50 percent of the share ownership requirement be satisfied by common shares).

New directors must meet the guidelines within five years from the date of their appointment. The table below shows the equity holdings of the nominated directors as of the date of this circular. As of the date of this circular, all of the directors met the guideline, except Mr. Kerr, who has five years from his appointment in January 2015 to meet the guideline.

Pembina Pipeline Corporation • Management information circular	49

	Number of common shares	Value of common shares[1] ($)	Estimated future payout of RSUs[2] ($)	Estimated future payout of DSUs[3] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Randall Findlay[4]	136,299	5,619,608	297,048	113,621	6,030,277	765,000	yes
Anne-Marie Ainsworth[5]	8,900 NYSE	372,136	27,777	59,967	459,880	390,000	yes
Grant Billing	83,863	3,457,671	251,202	160,465	3,869,338	390,000	yes
Lorne Gordon	357,740	14,749,620	275,867	160,465	15,185,952	390,000	yes
Gordon Kerr[6]	5,400	222,642	-	149,917	372,559	390,000	no
David LeGresley	35,654	1,470,014	251,202	164,120	1,885,336	390,000	yes
Robert Michaleski	464,239	19,140,574	539,202	73,630	19,753,406	390,000	yes
Leslie O'Donoghue	29,758	1,226,922	251,202	152,575	1,630,699	390,000	yes
Jeffrey Smith	6,470	266,758	251,202	91,528	609,488	390,000	yes
[1]	Calculated using $41.23 per share (the closing price of our common shares on the TSX on March 18, 2015).
[2]	Estimated at $41.23 per share (the closing price of our common shares on the TSX on March 18, 2015). Assumes dividend units will be earned at the current annualized dividend level ($1.74 per year) until the RSUs vest. Does not include RSUs that vested at the end of 2014.
[3]	DSUs were granted effective January 1, 2015, and their value is estimated at $41.23 per share (the closing price of our common shares on the TSX on March 18, 2015). Includes dividend units outstanding on March 19, 2015).
[4]	Mr. Findlay’s share ownership guideline reflects his appointment to Board chair on April 1, 2014.
[5]	Ms. Ainsworth was appointed to the board on October 1, 2014. Value of common shares calculated using US$32.81 per share ( the closing price of our common shares on the NYSE on March 18, 2015) and converted into Canadian dollars using the noon exchange rate of 1.2744 on March 19, 2015.
[6]	Mr. Kerr was appointed to the board on January 15, 2015.

Director summary compensation table

The table below shows the value of all compensation paid to directors this year.

(dollars)	Total fees earned[1]	Share-based awards[2]	All other compensation[3]	Total compensation
Randall Findlay (chair)	167,916	120,000	17,664	305,580
Anne-Marie Ainsworth[4]	23,375	21,192	1,042	45,609
Grant Billing	95,667	85,000	12,512	193,179
Thomas Buchanan[4]	64,583	85,000	12,512	162,095
Allan Edgeworth[4]	40,709	85,000	12,512	138,221
Lorne Gordon	117,501	85,000	12,512	215,013
David LeGresley	96,500	85,000	12,512	194,012
Robert Michaleski	76,000	85,000	12,512	173,512
Leslie O'Donoghue	91,500	85,000	12,512	189,012
Jeffrey Smith	83,834	85,000	12,512	181,346
Total	857,585	821,192	118,802	1,797,579
[1]	All fees awarded, earned, paid or payable in cash, for services in 2014.
[2]	The fair value of RSUs granted to the directors for 2014, estimated at $35.46 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2013). We used the intrinsic value method at the date of the grant to calculate fair value, which is also how we account for the compensation cost of the share unit plan for accounting purposes. These RSUs vest on December 31, 2016 and their value on vesting will be based on the trading value of our common shares at that time, plus notional accrued dividends.
[3]	The value of dividend units earned in 2014 for RSUs granted for 2014, calculated using $39.47 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2014). Assumes dividend units will be earned at the current annualized dividend level ($1.74 per year) until the RSUs vest.
[4]	Ms. Ainsworth was appointed to the board on October 1, 2014. Mr. Edgeworth did not stand for re-election to the board on May 9, 2014 and Mr. Buchanan resigned on October 1, 2014.

Pembina Pipeline Corporation • Management information circular	50

Incentive plan awards

The table below shows the value of RSUs granted for 2012 that vested in 2014 and the dividend units they earned to December 31, 2014. You can find details of our share unit plan on page 80. We calculated the payout at $39.47 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2014).

	Value of RSUs that vested during the year ($)
Randall Findlay (chair)	242,099	[1]
Anne-Marie Ainsworth[3]	0
Grant Billing	117,525	[1]
Thomas Buchanan[3]	124,573
Allan Edgeworth[3]	124,573
Lorne Gordon	146,554
David LeGresley	124,573
Robert Michaleski	2,362,623	[2]
Leslie O'Donoghue	124,573
Jeffrey Smith	117,525	[1]
[1]	Includes CRSUs held by former directors of Provident, which we assumed as part of our acquisition of Provident.
[2]	Includes RSUs and PSUs. PSUs were granted to Mr. Michaleski in his role as CEO.
[3]	Ms. Ainsworth was appointed to the board on October 1, 2014. Mr. Edgeworth did not stand for re-election to the board on May 9, 2014 and Mr. Buchanan resigned on October 1, 2014.

The table below shows all RSUs held by directors as at December 31, 2014. We do not grant options to directors.

RSUs granted for 2013 are scheduled to vest in full on December 31, 2015. RSUs granted for 2014 are scheduled to vest in full on December 31, 2016. We estimate the payout value of RSUs that have not vested at $42.34 per share (the closing price of our common shares on the TSX on December 31, 2014) and assume the RSUs will earn dividend units at the current annualized dividend level ($1.74 per year) during the vesting period.

	Number of RSUs that have not vested[4]		Market or payout value of RSUs that have not vested[4] ($)		Market or payout value of vested RSUs not paid out or distributed ($)
Randall Findlay (chair)	6,395		304,128		–
Anne-Marie Ainsworth	599		26,404
Grant Billing	5,408		257,216		–
Thomas Buchanan[3]	5,408		257,216		–
Allan Edgeworth[2]	5,408		257,216		–
Lorne Gordon	5,939		282,492		–
David LeGresley	5,408		257,216		–
Robert Michaleski	43,842	[1]	2,085,118	[1]	–
Leslie O'Donoghue	5,408		257,216		–
Jeffrey Smith	5,408		257,216		–
[1]	Includes RSUs and PSUs. PSUs were granted to Mr. Michaleski in his role as CEO.
[2]	Mr. Edgeworth did not stand for re-election to the board on May 9, 2014. All of his non-vested RSUs will vest and be paid out in accordance with their terms.
[3]	Mr. Buchanan resigned from the board on October 1, 2014. All of his non-vested RSUs will vest and be paid out in accordance with their terms.
[4]	This does not include the RSUs that vested on December 31, 2014.

Pembina Pipeline Corporation • Management information circular	51

Executive compensation

Our corporate strategy

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. We believe in staged, carefully managed growth that respects the interests and concerns of our stakeholders while providing the pipelines and energy services our growing economy demands. We have a strong record of community engagement, environmental stewardship and safe, reliable pipeline performance.

Our goal is to provide highly competitive and reliable returns through monthly dividends while enhancing the long-term value of our shares.

Our strategy has four components:

1.	Provide customers with cost-effective, reliable services.

2.	Diversify our asset base to enhance profitability. A diverse portfolio gives us the ability respond to changing market conditions, reduce risk, and increase opportunities to leverage existing businesses.

3.	Implement growth in a safe and environmentally responsible way. We expect growth through expansion of existing businesses, acquisition and the development of new services.

4.	Maintain a strong balance sheet by applying prudent financial management to all business decisions.

Our compensation strategy

Our executive compensation links strategy, performance and compensation while building equity ownership. This approach motivates our executives, rewards our shareholders and keeps the focus on our long-term success.

We align pay with strategy and performance by:

•	making the majority of executive compensation variable and linked to performance;
•	using performance measures that are directly tied to our corporate strategy and support our growth;
•	linking the payout of our performance-based medium-term incentive to our performance relative to our peers; and
•	paying compensation out over time, to take into account the multi-year development horizons of our major energy infrastructure projects.

Turn to page 61 for information about the performance measures we use in our incentive plans and how these are linked to our strategic priorities.

We also review the program every year to make sure it continues to be effective, is in line with what our peers are paying, is fair and reasonable, motivates our current team and attracts new talent when needed.

Building equity ownership

We believe executives should show their commitment to Pembina by owning our shares, and introduced share ownership guidelines in 2010.

Executives must own, directly or indirectly, a multiple of their base salary in common shares or RSUs. The table below shows the required multiple, which increases with the level of responsibility. In October 2013 we changed the guideline, requiring at least 50 percent of the share ownership requirement to be satisfied by common shares. In 2014, we revised the guideline to allow executives who are appointed to a position that has higher share ownership guidelines five years from the date of their new appointment to meet the guidelines.

Executives have five years from the implementation of the guidelines in 2010, the date of their appointment or promotion to a higher share ownership level (whichever is later), to meet the share ownership guideline. Executives have five years from October 2013, or from the date of their appointment (whichever is later) to meet the 50 percent common share requirement. All named executives are required to hold the shares for one year after leaving the company.

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Ownership level as a multiple of base salary
CEO	4x
CFO and Senior VPs	2x
VPs	1x

The table below shows the equity holdings of the named executives as of the date of this circular. As of this date, all of the named executives met the guidelines, as amended, except Mr. Gruszecki, who did not meet the 50% common share requirement and has until 2018 to do so.

	Number of common shares	Value of common shares[1] ($)	Estimated future payout of RSUs[2] ($)	Estimated total value of equity holdings ($)	Share ownership guideline ($)	Meets share ownership guidelines
Michael Dilger President and CEO	213,572	8,805,574	992,303	9,797,877	2,280,000	yes
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	9,918	408,919	435,106	844,025	750,000	yes
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	11,519	474,928	435,106	910,034	750,000	yes
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	3,338	137,626	353,741	491,367	330,000	no3
[1]	Calculated at $41.23 per common share (the closing price on the TSX on March 18, 2015).
[2]	Estimated at $41.23 per share (the closing price on the TSX on March 18, 2015). Assumes dividend units will be earned at the current annualized dividend level ($1.74 per year) until the RSUs vest. You can find details about our share unit plan on page 80. This number includes all RSUs outstanding as of March 19, 2015.
[3]	Mr. Gruszecki met the requirement of 1X base salary in equity ownership, however he did not hold 50% of that in common shares.

Compensation in line with our peers

To make sure executive compensation is fair and competitive, we benchmark our compensation against a peer group of companies we compete with for talent.

The committee looks at an annual compensation survey provided by Mercer and compensation data published in other management information circulars and then, in consultation with Mercer, chooses a list of companies from the oil and gas and energy utilities sectors that are comparable in scope, measured by annual revenue, market capitalization, total assets, enterprise value and number of employees.

From this list, the committee creates two peer groups:

•	the compensation peer group, which is a combination of the companies in the Mercer survey and other companies whose management information circulars are reviewed. Data from these companies is used to set base salary, total cash compensation and total direct compensation. It includes companies from the oil and gas and energy utilities sectors; and
•	the performance peer group, which is mostly a sub-set of the public companies in the compensation peer group, is used to assess our relative corporate performance when paying out performance share units (PSUs) under our medium- and long-term incentive plan, at the end of the performance period.

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Pembina was listed on the TSX 60 in 2014, and the committee worked with Mercer to adjust our peer groups in 2014 to better reflect our new size and complexity. The table below shows the 2014 compensation peer groups and our performance peer group.

	2014 Compensation peer groups (used to set target compensation, base salaries and target short-term incentives)		Performance peer group (used to determine our relative total shareholder return (TSR) and to calculate the PSU multiplier (see pages 65 and 67)
Oil and Gas – pipeline/midstream	Circular data	Mercer survey
AltaGas Ltd.	x	x	x
Enbridge Inc.	x	x	x
Enbridge Income Fund			x
Gibson Energy Inc.	x	x	x
Inter Pipeline Fund	x	x	x
Keyera Corp.	x	x	x
Plains Midstream Canada[1]		x
Spectra Energy Transmission[1]		x
TransCanada Corp.	x	x	x
Valener Inc.			x
Veresen Inc.	x	x	x
Oil & Gas – exploration and production
Apache Canada Ltd.[1]		x
ARC Resources	x	x
Canadian Natural Resources	x	x
Cenovus Energy Inc.	x	x
Crescent Point Energy Corporation	x	x
ConocoPhillips Canada[1]		x
Devon Canada Corporation[1]		x
Encana Corp.	x	x
Enerplus Corporation	x	x
Husky Energy Inc.	x	x
Nexen Energy[1]		x
Pengrowth Energy Corporation	x	x
Penn West Petroleum Ltd.	x	x
Talisman Energy Inc.	x	x
Utilities
ATCO Ltd.	x	x
Canadian Utilities Limited			x
Emera Inc.	x		x
Fortis Inc.	x	x	x
TransAlta Corp.	x
Total	21	25	12

1These non-publicly-traded companies were also included in the peer group for Vice Presidents.

Pembina Pipeline Corporation • Management information circular	54

The table below shows how we compared against the new compensation peer groups on some of the key metrics as at December 31, 2013, when we set our 2014 compensation targets:

	Circular data	Mercer data
annual revenue	between the median and the 75th percentile	below the 50th percentile
EBITDA	at median	N/A
total assets	between the 25th percentile and median	between the 25th percentile and median
market capitalization	between the median and the 75th percentile	between the median and the 75th percentile
enterprise value	between the median and the 75th percentile	between the median and the 75th percentile

Compensation process

Establish performance goals

In February of each year, management recommends to the committee for review and approval:

•  qualitative and quantitative corporate, business unit and individual performance goals for the short-term incentive plan; and

•  quantitative performance goals for the performance share units under the long-term incentive plan.

Performance goals include the core commercial, financial and operational objectives in our strategic plan, which is prepared by the executives and approved by the board. This includes CEO performance goals.

The committee reviews and, in conjunction with management modifies, as required, and approves the performance goals.

Review competitiveness

Before the end of November every year, the committee:

•  carries out an annual benchmarking review;

•  establishes a compensation peer group to use as a reference point for assessing compensation data;

•  establishes a performance peer group used as part of the performance vesting conditions for the performance share units under the long-term incentive plan;

•  with the help of its independent consultant, reviews the total compensation provided by our peers for each position; and

•  with the help of its independent consultant, completes an economic analysis of the forecasted salary budgets of our peers and industry.

Recommend compensation plan design changes and target compensation

Plan design

Management reviews our compensation and benefit programs and makes recommendations to the committee for review and approval in February of each year. The committee recommends to the board any changes to the compensation program.

Target compensation

The CEO makes recommendations to the committee for total target direct compensation and compensation mix for each executive. The committee, with input from its independent consultant:

•  determines total target direct compensation and compensation mix for the CEO;

•  reviews the CEO's compensation recommendations for executives;

•  recommends to the board total target compensation and compensation mix for the year for the CEO and executives. Total target compensation is usually set at the 50th percentile of the compensation peer group, but the board can use its judgment to set it at between the 25th percentile and 75th percentile depending on the skill, competency and experience of each senior executive; and

•  determines if any plan changes are required.

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Assess corporate performance

At the end of each year, management prepares an analysis of corporate performance against the approved performance goals.

The committee:

•  reviews management's analysis;

•  consults with external advisors;

•  reviews our performance against the performance peer group;

•  considers the results in the context of market and economic conditions, extraordinary internal and market-related occurrences and other extenuating circumstances; and

•  recommends funding of the short-term incentive.

Determine compensation

The CEO makes recommendations to the committee on each element of compensation for each executive based on business unit and individual performance, and may seek input from other officers about the employees who report to each of them.

The committee, with input from its independent consultant, determines total compensation and each element of compensation for the CEO and reviews CEO's recommendations regarding executives.

The committee's recommendations and review are based on the following:

•  recommendations from the CEO;

•  performance against business unit objectives;

•  individual experience, individual performance, internal pay equity, development and/or succession status, and other individual or organizational circumstances;

•  competitiveness of total direct compensation, based on our corporate performance; and

•  the proportion of each compensation component relative to total direct compensation, with the expectation that executives should have the highest amount and proportion of compensation at risk.

While the short-, medium- and long-term incentive plans include specific calculations to determine compensation eligibility, the committee believes that the rigid application of fixed formulas can result in unduly high or low rewards. The committee can therefore use its judgment to respond to unexpected developments in the energy sector and internal and market-related events to make compensation decisions it believes are appropriate, using the range between the 25th and 75th percentile of the compensation peer group as a guideline.

Finalize compensation awards

The committee, with input from its independent consultant:

•  prepares a report for the board that explains the factors and criteria its compensation recommendations are based on, including the relationship of the corporation's performance to compensation and how compensation supports the achievement of our corporate objectives; and

•  presents its recommendations to the board for approval.

The board can also use its judgment to respond to developments, using the range between the 25th percentile and the 75th percentile of the compensation peer group as a guideline.

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Compensation elements

Our executive compensation program includes fixed and variable compensation, as well as a competitive package of benefits.

We generally target total direct compensation (salary plus incentives) at the 50th percentile of our peer group, but the board can use its judgment to set targets between 25th and 75th percentile depending on the skill, competency and experience of each senior executive.

	Component	Objective	Form	Performance period

Fixed compensation	Base salary	Compensation for performing day-to-day responsibilities	• cash	one year

Variable compensation	Short-term incentive	Motivate executives to meet annual corporate, business unit and individual goals	• annual cash bonus	one year

	Medium-term incentive	Align compensation with medium-term corporate performance and the interests of shareholders	• RSUs • PSUs	three years

	Long-term incentive	Align compensation with long-term corporate performance and the interests of shareholders	• stock options	seven years

Other compensation	Benefits	Provide market competitive benefits

•  group life, accidental death and dismemberment, disability and extended health and dental insurance

•  savings plan (Pembina matches employee contributions to a maximum of 5 percent of annual salary)

•  non-taxable health spending account or taxable wellness spending account ongoing

	Pension (see page 75)	Provide market competitive benefits	• defined benefit plan • defined contribution plan	ongoing

	Perquisites	Provide market competitive benefits	• select perquisites to offset expenses, the cost of business meetings and relationship management, including a car allowance, parking and business club memberships	ongoing

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Compensation mix

The committee determines the mix of components every year based on its review of competitive data, consistency with our overall compensation philosophy and its own judgment.

The graphs below show the 2014 target direct compensation mix for the Chief Executive Officer and an average for our other named executives. The short-, medium- and long-term incentives are considered to be at risk because their value is based on specific performance criteria and payout is not guaranteed.

This year 78 percent of the CEO’s target total direct compensation and an average of 67 percent for the other named executives was at risk, directly aligning corporate, business unit and individual performance with the interests of shareholders (see page 58).

2014 Compensation

The board of directors reviewed Pembina's 2014 performance, analysis and recommendations of the human resources and compensation committee, and approved the following decisions on executive pay.

Total direct compensation

The table below shows total direct compensation paid or granted to the named executives for 2014, compared to 2013. Total direct compensation includes earned base salary, short term incentive awards, and the value of grants under our medium- and long-term incentive plan at the time of the grants. See below for a discussion of each component.

See page 69 for a discussion of each named executive’s accomplishments this year.

Value of direct compensation received

	2013	2014[4]	Change	2014 amount at risk
Michael Dilger President and CEO[1]	$2,133,354	$3,002,500	40.7%	78%
Peter Robertson Senior Vice President, CFO	$1,544,791	$1,419,913	-8.1%	72%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	$962,567	$1,295,121	34.5%	67%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	$972,380	$1,279,652	31.6%	67%
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	$938,720	$964,177	2.7%	62%
[1]	Mr. Dilger was appointed CEO on January 1, 2014 and received commensurate increases to compensation effective starting on that date.
[2]	Mr. Taylor became Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013 and received commensurate increases to compensation effective starting on that date. Compensation for 2014 reflects a full year of compensation commensurate with his new role.
[3]	Mr. Murphy became Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013 and received commensurate increases to compensation effective starting on that date. Compensation for 2014 reflects a full year of compensation commensurate with his new role.
[4]	See the summary compensation table on page 72 for information about how we calculate the value of RSUs, PSUs and options.
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Base salary

Base salaries are reviewed annually and set based on market conditions, individual performance, level of responsibility, retention and internal equity considerations.

The table below shows each named executive’s annual base salary at the end of the year. Mr. Dilger's salary increased because of his appointment to CEO effective January 1, 2014.

	2013	2014	Change
Michael Dilger President and CEO[1]	$450,000	$570,000	26.7%
Peter Robertson Senior Vice President, CFO	$360,000	$375,000	4.2%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities[2]	$365,000	$375,000	2.7%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities[3]	$365,000	$375,000	2.7%
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	$320,000	$330,000	3.1%
[1]	Mr. Dilger was appointed CEO on January 1, 2014.
[2]	Mr. Taylor became Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy became Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.

Short-term incentive

Short-term incentive awards are granted based on our performance against corporate, business unit and individual objectives tied to our core strategy.

The short-term incentive is calculated as a percentage of base salary. Each executive’s target for the year is set within a pre-defined range that is market competitive and depends on the responsibility of the role. This puts an effective cap on the amount an executive can receive, ranging from 80 percent for Vice Presidents, to 170 percent for the CEO.

Short-term incentive target range as a percentage of salary
CEO	0 – 170%
CFO and Senior Vice Presidents	0 – 110%
Vice Presidents	0 – 80%

We calculate each executive’s short-term incentive award by multiplying the year’s short-term incentive target (usually the middle of the target range) by an overall business performance factor calculated for each executive.

Base salary	x	Short-term incentive target (usually middle of the target range)	x	Named executive's performance multiplier (different for each executive – capped at 2.0)	=	Short-term incentive award

We calculate the performance multiplier for each named executive based on performance against corporate, business unit and individual performance objectives that are set at the beginning of each year.

Corporate performance objectives are tied to the core financial, safety and environment, and commercial and operational goals in our strategic plan. You will find a discussion of this year's targets and results on page 61.

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Business unit and individual objectives and multipliers are also tied to our strategy, but are not publicly disclosed for competitive reasons. You can read about each named executive's individual and business unit performance this year starting on page 69.

The table below shows the weightings of each group of performance objectives for each named executive.

	Weightings for each group of performance objectives
	Corporate	Business unit	Individual
Michael Dilger President and CEO	80%	-	20%
Peter Robertson Senior Vice President, CFO	40%	30%	30%
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	40%	30%	30%
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	40%	30%	30%
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	40%	30%	30%

The committee may use its judgment to adjust the overall performance multiplier up or down based on factors that are not captured in the formal metrics. For example, a decision to complete a certain acquisition or business deal may have longer-term strategic benefits to the company that are not captured in the short-term performance metrics.

2014 short-term incentive award

The table below shows how we calculated each executive’s short-term incentive award for 2014.

	Base salary		Short-term incentive target		Named executive’s performance multiplier		Short-term incentive award
Michael Dilger President and CEO	$570,000	x	85%	x	1.785	=	$865,000
Peter Robertson Senior Vice President, CFO	$360,000	x	55%	x	1.442	=	$297,413
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	$365,000	x	55%	x	1.742	=	$359,288
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$365,000	x	55%	x	1.667	=	$343,819
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	$330,000	x	40%	x	1.817	=	$239,844

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Corporate performance multiplier for the 2014 short-term incentive award

The 2014 corporate performance multiplier was based on our performance against financial, safety and environment, and commercial and operational measures. The multiplier for each measure, and the corporate performance multiplier, are each calculated out of a maximum of 2.

20% Safety and environment measures Performance multiplier 1.75 X 20% = 0.35	+	50% Financial measures Performance multiplier 1.65 X 50% = 0.83	+	30% Commercial and operational measures Performance multiplier 1.83 X 30% = 0.55	=	1.73

2014 safety and environment measures – 20%

How they connect to our strategy: We know that maintaining the integrity of our energy infrastructure is integral to the health and safety of the communities in which we operate. Not only does a strict focus on safe and reliable operations lessen the likelihood of incidents, it also reduces the cost of our operations over the long term and helps sustain our license to operate.

•	We measure our performance in the following categories: asset integrity, safety and environment.
•	Our goal is to improve our safety and environment record year over year and always meet or exceed safety and environment industry standards.
•	Not all performance measures are equally weighted in arriving at the performance multiplier.

Performance outcome	Number of safety and environment measures	Performance multiplier
Met or exceeded	15
Acceptable	7
Total safety and environment measures	22	1.75

This year we had zero lost-time injuries and zero recordable employee injuries, all while working 24 percent more hours than in 2013.

2014 financial measures – 50%

How they connect to our strategy: Our financial measures are the same key performance indicators we use to measure our corporate performance – see pages 12-13 of our annual report.

•	Our goal is to exceed our targets.
•	Target is met if within +/- 8 percent, exceeded if greater than 8 percent, not met if less than 8 percent.

Financial measure	Target	Results		Outcome	Performance multiplier
Adjusted cash flow per share from operating activities[1]	$2.15 per share	$2.38 per share	+10.7%	exceeded	1.65
Earnings before interest, taxes, depreciation and amortization (EBITDA) [1]	$882.0 million	$919.7 million	+4.3%	exceeded

1 See About non-GAAP and additional GAAP measures on page 84.

2014 commercial and operational measures – 30%

How they connect to our strategy: Commercial and operational measures are equally weighted between business development measures and project delivery measures. Our business development measures track our efforts to bring projects to the point where we can begin development. On December 16, 2013, we obtained commercial support to build new pipelines and expand certain segments of our existing pipeline systems from Taylor, British Columbia southeast to Edmonton, Alberta. 2014's project delivery measures include our progress on the following expansion projects: the Resthaven gas processing facility, the Simonette pipeline expansion, the Phase II low vapour pressure pipeline expansion, the Cynthia full service terminal and C3+ optimization at our Redwater facility.

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•	These measures change from year to year depending on our strategic priorities.
•	In 2014, the measures were tied to increasing our cash flow per share over the medium-long term.
•	Not all performance measures are equally weighted in arriving at the performance multiplier.

Performance outcome	Number of commercial and operational measures	Performance multiplier
Business development
Met or exceeded	7
Below target	1
Total business development measures	8
Business development multiplier	2.0 x 50%	1.0
Project delivery on time and on budget
Met or exceeded	5
Below target	2
Total project delivery measures	7
Project delivery multiplier	1.65 x 50%	0.83
Total commercial and operational measures		1.83

Medium- and long-term incentives

Our business involves major commercial ventures and strategies that are typically developed over three to five years. Medium- and long-term incentives are a key part of how we attract high performing executives in a highly competitive sector and motivate them to stay. They are designed to promote a proprietary interest in Pembina, encourage sustainable contributions that are more likely to maximize shareholder value over a longer period of time. They focus management on operating and financial performance, long-term shareholder value and our strategic goals.

Medium- and long-term incentives are granted based on each executive’s target total direct compensation as a percentage of base salary, and are set using competitive market data supplied by Mercer. Target total direct compensation is generally at the 50th percentile of our peer group, but the board can use its judgment to set it at between the 25th and 75th percentile depending on the skill, competency and experience of the senior executive.

The table below summarizes our current medium- and long-term incentive plans. You will find more information about the long-term incentive plans on page 80.

	Medium-term incentive: share unit plan	Long-term incentive: stock option plan
Purpose	Align compensation with the medium-term nature of some of our projects.	Align compensation with the longer-term nature of some of our projects. Reward participants for growth in the long-term trading price of our common shares.
Eligibility	Directors Executive officers Employees See page 50 for information about RSUs granted to directors.	Executive officers Employees
Award	RSUs PSUs (not available to directors) RSUs and PSUs do not have voting rights and cannot be assigned or transferred.	Options to buy common shares (up to the limits listed on page 81) Options cannot be assigned or transferred.

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Frequency	Granted every year

Granted every year

Issued on one or more days during the year as specified at the time of the grant (if shareholders approve the proposed rule for issuing stock options – see page 8 for details).

Previous year's grants are not taken into account when considering new grants.

Term	Three years	Seven years
Dividends	RSUs and PSUs earn dividend equivalents every year in the form of dividend units.	None
Vesting

RSUs

All RSUs granted to executive officers and employees vest:

• 1/3 vest on December 31 of the year granted;

• 1/3 vest on December 31 of the second anniversary; and

• 1/3 vest on December 31 of the third anniversary.

All RSUs granted to directors vest at the end of three years.

PSUs

Vest when performance vesting conditions have been met at the end of three years. See below for details.

Options vest 1/3 per year over three years, starting on the first anniversary of the day they are issued.
Payout

Paid out in cash as soon as possible after vesting.

Each unit that vests is worth the fair market value of one common share at the time of vesting, calculated using the weighted average trading price of our common shares on the TSX for the 20 trading days before the vesting date.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

The table below shows the target amounts that were granted in medium- and long-term incentives, in each case as a percentage of base salary, which was based on competitive data supplied by Mercer.

			Medium- and			Allocation
			long-term incentive		Medium- and long-term	Medium-term incentive		Long-term incentive
	Base salary ($)		Target (%)		incentive grant ($)	RSUs (35%)	PSUs (45%)	Options (20%)
Michael Dilger	$570,000	x	275%	=	$1,567,500	$548,600	$705,400	$313,513
President and CEO
Peter Robertson	$360,000	x	200%	=	$750,000	$262,500	$337,500	$150,000
Senior Vice President, CFO
Stuart Taylor	$365,000	x	150%	=	$562,500	$196,900	$253,100	$112,500
Senior Vice President, NGL and Natural Gas Facilities
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	$365,000	x	150%	=	$562,500	$196,900	$253,100	$112,500
Andrew Gruszecki	$330,000	x	120%	=	$396,000	$138,600	$178,200	$79,200
Vice President, Oil Sands & Heavy Oil

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The table below shows the number of RSUs, PSUs and stock options granted, along with their expected value at payout, assuming the performance targets for the PSUs have been met.

We calculate the number of RSUs and PSUs granted by dividing the value of each award (in the table above) by the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in the year before the grant.

We calculate the number of stock options granted by dividing the value of the stock option award (in the table above) by the Black Scholes value at the time of grant. See the summary compensation table on page 72 for the detailed calculation.

	Medium-term incentive		Long-term incentive	Expected value at payout (assuming performance
	RSUs	PSUs	Stock options[2]	targets are met)[1]
Michael Dilger	15,471	19,893	90,090	$1,768,308
President and CEO
Peter Robertson	7,403	9,518	43,100	$846,091
Senior Vice President, CFO
Stuart Taylor	5,553	7,138	32,330	$634,575
Senior Vice President, NGL and Natural Gas Facilities
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	5,553	7,138	32,330	$634,575
Andrew Gruszecki	3,909	5,025	22,760	$446,741
Vice President, Oil Sands & Heavy Oil
[1]	RSU and PSU values are estimated based on $35.46 per share (the volume-weighted average trading price of our common shares on the TSX for the last 20 trading days in 2013). Assumes dividend units will be earned at the current annualized dividend level ($1.74 per year) until the RSUs and PSUs vest. The value shown for PSUs is their target value. It assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0.
[2]	See the summary compensation table on page 72 for how we calculated the expected value of the stock options.

Performance vesting conditions for PSUs granted for 2014

Performance period: January 1, 2014 – December 31, 2016

PSUs vest depending on our performance over a three-year period against two key measures that are established at the beginning of each three year performance period and tied to our strategic objectives.

Defined performance levels are set and our performance against the performance levels give us ratings of either below threshold base case, met base case or exceeded base case. The board compares actual performance to the ratings and uses a linear analysis to determine the performance multiplier. On rare occasions the board may modify the formula driven multiplier if in its judgment the resulting multiplier is not consistent with corporate performance, however it cannot exceed two times.

The actual number of PSUs that vest in 2016 will depend on our performance against the following key measures. These were established at the beginning of the year and are tied to our strategic objectives.

Pembina Pipeline Corporation • Management information circular	64

50% Total shareholder return vs the performance peer group for the performance period	+	50% Three-year trailing average EBITDA[1] per common share

Performance peer group:

•  AltaGas Ltd.

•  Canadian Utilities Limited

•  Emera Inc.

•  Enbridge Inc.

•  Enbridge Income Fund

•  Fortis Inc.

•  Gibson Energy Inc.

•  Inter Pipeline Fund

•  Keyera Facilities Income Corporation

•  TransCanada Corporation

•  Valener Inc.

•  Veresen Inc.

[1] See About non-GAAP and additional GAAP measures on
page 84.

We calculate total shareholder return for the performance period as:

•  the weighted average trading price of the security on the TSX for the last 20 trading days of the performance period, less

•  the weighted average trading price of the security on the TSX for the last 20 days just before the performance period, plus

•  all dividends or distributions paid during the performance period, divided by the weighted average trading price of the security on the same stock exchange for the last 20 trading days before the beginning of the performance period.

We calculate the three-year trailing average EBITDA per common share as the simple average of the EBITDA per common share for each of the three fiscal years included in the performance period.

Pembina Pipeline Corporation • Management information circular	65

Medium-term incentives vested in 2014 and paid out in 2015

Medium-term incentive grants vested in 2014 and paid out in 2015 include:

•	the final 1/3 of the RSUs granted for 2012;
•	the second 1/3 of the RSUs granted for 2013;
•	the first 1/3 of the RSUs granted for 2014;
•	the PSUs granted for 2012, all of which vested (the performance multiplier was 1.56 – the following page describes how we calculated it); and
•	the dividends the RSUs and PSUs earned to December 31, 2014.

		Vested in 2014
		RSUs	RSUs	RSUs	PSUs	Total paid out
		2012	2013	2014	2012	in 2015[1]
Michael H. Dilger	Units	4,712	5,579	5,526	14,138	$1,656,113
President and CEO	Dividend units	593	476	241	1,780
Peter D. Robertson	Units	3,426	4,251	2,644	10,280	$1,155,880
Senior Vice President, CFO	Dividend units	431	362	115	1,294
Stuart Taylor	Units	1,664	1,889	1,983	4,990	$582,458
Senior Vice President, NGL and Natural Gas Facilities	Dividend units	210	161	86	628
Paul Murphy	Units	1,608	1,889	1,983	4,824	$568,444
Senior Vice President, Pipeline and Crude Oil Facilities	Dividend units	202	161	86	607
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	Units Dividend units	-	1,889 161	1,396 61	-	$138,417

[1]	Value of units and dividend units that vested December 31, 2014, calculated using $39.47 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2014). Dividend units earned at $1.605 for 2012, $1.645 for 2013 and $1.72 for 2014.. PSU multiplier is 1.56 (see below).

Pembina Pipeline Corporation • Management information circular	66

How we calculated the performance multiplier for the 2012 PSU award

PSUs granted: January 1, 2012

Performance period: January 1, 2012 – December 31, 2014

Total shareholder return vs the performance peer group for the performance period

 • higher than median – 1 to 2x

 • at median – 1x

 • lower than median – 0 to 1x

Peer group performance

Top performance                  97.2% (A)

Median (see below)              45.4% (B)

Difference (B-A)                   51.8% (C)

Pembina performance       52.0% (D)

Pembina compared to
peer group median (D-B)      6.60% (E)

Performance multiplier
(E/C+1)                               1.13

(higher than median)

Compound annual growth rate (CAGR) adjusted cash flow from operating activities per share[1]
(3 year trailing average – stretch target)

 • above target case – 1 to 2x         6% to 9%

 • target case –1x                            6%

 • below target case – 0 to 1x         3% to 6%

 • threshold – 0                                <3%

Pembina performance
(see below)                                 9.2%

Performance multiplier            2.00

(above target case)

x 50% weighting		x 50% weighting
0.56	+	1.00	=	1.56

Total shareholder return
AltaGas Income Trust
Canadian Utilities Limited
Emera Inc.
Enbridge Inc.
Enbridge Income Fund
Fortis Inc.
Inter Pipeline Fund
Keyera Facilities Income Fund
TransCanada Corporation
Valener
Veresen
Peer group median	45.4%

CAGR adjusted cash flow from operating activities per share[1]
2011	1.83
2014	2.38
Three-year trailing average	9.2%

1Cash flow from operating activities per common share adjusted for non-working capital, preferred dividends paid and other one-time non-cash expenses.

CAGR is the constant average rate over time, expressed as:

See About non-GAAP and additional GAAP measures on page 84.

Pembina Pipeline Corporation • Management information circular	67

Compensation and share performance

The graph below is the change in a $100 investment in Pembina common shares over the past five years (trust units before our conversion to a corporate structure), assuming all distribution units are reinvested, compared to the same investment in the S&P/TSX Composite Index for the same period (assuming all dividends are reinvested). It also shows how the total annual compensation of our named executives has changed over the last five years.

The graph shows that Pembina has outperformed the broader Canadian equity market, as represented by the S&P/TSX Composite Index, while compensation has increased modestly (mostly in the form of variable long-term incentives).

Our cumulative total return for the five-year period ending December 31, 2014 was 224 percent compared to the index return of 90 percent. We have also demonstrated above median performance against our performance peer group in the past three years (see page 67 for details).

Please note that the returns in the chart cannot be directly compared to total shareholder return shown on page 67, which is calculated over a different period of time (for the PSU three-year performance period).

Cumulative total return since January 1, 2010

Pembina common shares and the S&P/TSX Composite Index

(Source: Bloomberg)

Total annual compensation includes salary, share-based awards, option-based awards, non-equity annual incentive plan awards, pension value and all other compensation – see the summary compensation table on page 72 for details.

Pembina Pipeline Corporation • Management information circular	68

Compensation review – Named executives

Michael (Mick) H. Dilger, President and CEO (effective January 1, 2014)

Responsible for ensuring Pembina meets its four corporate objectives:

• generating value by providing customers with cost-effective, reliable services;

• diversifying and integrating our asset base;

• implementing growth in a safe and environmentally responsible manner; and

• maintaining a strong balance sheet through prudent financial management.

Mr. Dilger joined Pembina in 2005 as Vice President, Business Development, was appointed COO in 2008 and promoted to President and COO in February 2012 (and as President and CEO effective January 1, 2014). Before Pembina he was a senior executive in various finance and business development positions in oil and gas and infrastructure organizations ranging from initial capitalization phase enterprises to the subsidiaries of multi-national corporations, including NOVA Corporation and TransCanada PipeLines. His expertise includes corporate and strategic development, acquisitions and divestitures as well as finance and business development.

He has been a chartered accountant since 1989 and holds a Bachelor of Commerce Degree from the University of Calgary.

2014 Results

Mr. Dilger led Pembina though another highly successful year of growth and vertical integration in 2014.

Under his direction, Pembina had record cash flow from operating activities, which grew almost 17 percent in 2014, and 10 percent per share. We also reached an all-time high for annual EBITDA, which increased by almost 11 percent over 2013. We secured over $1.3 billion in committed contracts for new projects at an implied EBITDA multiple of 5.9x, increased our fee for service business by 12 percent, and acquired Vantage Pipeline, giving us better access to customers in the Bakken formation.

Operationally, we delivered five of our seven development projects on time and on budget, and had zero lost time accidents and zero lost time injuries while increasing the hours we worked by 24 percent, which is a significant achievement.

The board worked with Mr. Dilger to fill the position of CFO, made progress on succession plans for the organization, and oversaw the hiring of 200 new employees and employee turnover of less than 5 percent.

In 2015, Mr. Dilger will focus his efforts on operating safely and reliably, reducing the risk in our business, executing major projects on schedule and on budget, and positioning the company to generate long-term shareholder value.

Pembina Pipeline Corporation • Management information circular	69

Peter D. Robertson, Senior Vice President and CFO

Handled our financial affairs including corporate accounting, internal audit and compliance and taxation. He also oversaw our information services, risk, insurance and treasury groups and leads the financing of all of our acquisitions and expansion projects through the debt and equity markets, while maintaining a healthy balance sheet that ensures readiness for future growth.

Mr. Robertson joined Pembina in 1991 as Controller and was appointed as CFO in January 2000. Before Pembina he was Manager of Accounting for Peace Pipe Line (before it was acquired by Pembina in 1991) and held a series of increasingly responsible finance related positions with several oil and gas and utility businesses.

He has been a chartered accountant since 1975 and is a member of the Scottish and Alberta Institutes.

Mr. Robertson retired on December 31, 2014.

2014 Results

Mr. Robertson ensured our capital program was adequately funded by raising $600 million of 30 year medium term notes and $400 million of preferred shares.

Paul Murphy, Senior Vice President, Pipelines and Crude Oil Facilities

Oversees the safe, reliable and responsible operation of Pembina’s Conventional Pipelines Unit (CBU), Oil Sands and Heavy Oil Business Unit (OBU) and the crude oil related segment of the Midstream Business Unit (MBU). He also oversees the Major Projects and Operating Services departments.

Mr. Murphy joined Pembina in February 2011 as Vice President, Conventional Pipelines and was appointed to his current role as Senior Vice President in September 2013. Before Pembina, he was Vice President of the NGL extraction business unit with Inter Pipeline Fund and held several management positions with major transportation and processing companies including TransCanada PipeLines, Westcoast Energy and Williams Energy.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APPEGA.

2014 Results

The Conventional pipelines business had another year of record highs, with throughput volumes up 16 percent over 2013, and EBITDA up 15 percent. Several major accomplishments in securing long-term growth through the Phase lll capacity expansion included the 16” pipeline from Fox to Namao, and major gathering laterals (Edson/ NEBC).

While the crude oil Midstream business’ EBITDA was 30 percent over 2013, EDITDA at OBU was down 5 percent or $7M from 2013, because of $11M in one-time expenses related to the Cornerstone cancellation and the Syncrude arbitration. Major Projects completed $0.5B in projects on time and on budget.

Pembina Pipeline Corporation • Management information circular	70

Stuart (Stu) Taylor, Senior Vice President, NGL & Natural Gas Facilities

Oversees two business units: NGL (NBU) and Gas Services (GBU). He is responsible for the overall development and delivery of Pembina’s HVP services, and for ensuring their shared value for both Pembina and our customers. He methodically reviews Pembina’s service offerings and opportunities along every step of the hydrocarbon value chain, from wellhead to market, to ensure Pembina’s continued success.

Mr. Taylor joined Pembina in 2009 as Vice President, Gas Services, and was appointed to his current role as Senior Vice President in September 2013. Before Pembina Mr. Taylor held various executive and management positions with energy companies in Calgary, including Talisman, VISTA, TransCanada PipeLines and NOVA Corporation.

He has a Bachelor of Science in Geology from the University of Calgary and is a member of APEGGA.

2014 Results

The NGL Midstream business significantly exceeded its 2014 EBITDA budget and was the largest business unit contributor in our consolidated EBITDA.  It acquired the Vantage pipeline which was a very significant deal for Pembina. The NGL business also completed a memorandum of understanding with the Port of Portland, moving due diligence and permitting ahead so the project will be in service by 2018.

The Gas Services business met its 2014 EBITDA budget, which was 40 percent higher than 2013.  Over 300 MMcfd in new processing capacity was put on stream through the Resthaven facility and the Musreau II facility, and Musreau was executed under budget and ahead of schedule.

Andrew Gruszecki, Vice President, Oil Sands & Heavy Oil

Oversees the commercial and physical operations of the Oilsands business unit, including responsibility operations, business development, engineering/project execution, pipeline product movement and financial planning/performance, as well as environmental, health, safety, operational compliance, and remediation and asset integrity programs.

Mr. Gruszecki joined Pembina as Vice President, Business Development in 2012, when we acquired Provident. He was appointed to his current role as Vice President, Oil Sands & Heavy Oil in October 2014. At Provident, Mr. Gruszecki had been Executive Vice President, responsible for its Midstream business. Before Provident, he held various senior management positions with energy companies in Canada, including Williams Energy (Canada), Coast Energy Canada and TransCanada Midstream (formerly Nova Gas Canada).

He has a Bachelor of Science from the University of Western Ontario and a Masters in Business Administration from McMaster University.

2014 Results

While in his role as Vice President, Business Development, Pembina signed an agreement with the Port of Portland, Oregon relating to a proposed West Coast propane export terminal project – a significant milestone for this project. This agreement sets forth the terminal site for the development of the project, and allows us to begin the process of engaging and consulting with project neighbours and other stakeholders in the city of Portland, municipal, state and federal governments and all applicable environmental and regulatory authorities.

Pembina Pipeline Corporation • Management information circular	71

Summary compensation table

The table below shows the value of all compensation paid to the named executives in 2014. The named executives received option-based awards this year, for the first time since 2002 (see page 62 for more information).

		Salary[5] ($)	Share-based awards[6] ($)	Option based awards[7] ($)	Non-equity incentive plan compensation — Annual incentive plans[8] ($)	Pension value[9] ($)	All other compensation[10] ($)	Total compensation ($)
Michael Dilger	2014	570,000	1,254,000	313,500	865,000	255,825	110,020	3,368,345
President and CEO[1]	2013	445,833	1,147,521		540,000	101,022	109,309	2,343,685
	2012	415,833	849,977		318,750	97,507	83,587	1,765,654
Peter Robertson	2014	372,500	600,000	150,000	297,413	72,137	66,431	1,558,481
Senior Vice President, CFO	2013	357,225	827,986		359,580	77,119	85,862	1,707,772
	2012	340,708	618,034		171,675	65,315	67,446	1,263,178
Stuart Taylor	2014	373,333	450,000	112,500	359,288	86,862	101,324	1,483,307
Senior Vice President, NGL	2013	331,292	320,015		311,260	77,173	54,268	1,094,008
and Natural Gas Facilities[2]	2012	295,000	299,999		180,000	53,314	127,350	955,663
Paul Murphy	2014	373,333	450,000	112,500	343,819	79,072	58,968	1,417,692
Senior Vice President,	2013	329,625	320,015		322,740	71,074	53,984	1,097,438
Pipeline and Crude Oil Facilities[3]	2012	288,333	290,019		174,000	45,237	48,314	845,903
Andrew Gruszecki	2014	328,333	316,800	79,200	239,844	61,455	1,048,79511	2,074,427
Vice President, Oil Sands &	2013	320,000	396,000		222,720	60,293	49,245	1,048,258
Heavy Oil[4]	2012	240,000	n/a4		160,000	41,211	22,792	464,003
Total	2014	2,017,499	3,070,800	767,700	2,105,364	555,351	1,385,537	9,902,251

[1]	Mr. Dilger was appointed CEO on January 1, 2014. He was President and COO from February 15 2012 to December 31, 2013, and Vice President and COO before that. He has not received compensation as a director since his appointment to the board in January 2014.
[2]	Mr. Taylor was appointed Senior Vice President, NGL and Natural Gas Facilities on September 4, 2013.
[3]	Mr. Murphy was appointed Senior Vice President, Pipeline and Crude Oil Facilities on September 4, 2013.
[4]	Mr. Gruszecki joined Pembina on April 1, 2012 when we acquired Provident. His compensation in 2012 is from April 1 to December 31. 2012 share-based awards were awarded and paid by Provident.
[5]	Total base salary earned as of December 31. We have restated 2012, which in previous years showed the annual base salary at December 31.
[6]	Share-based awards
The amount for 2014 represents the fair value of RSUs and PSUs granted to the named executives for 2014. We calculated the number of RSUs and PSUs granted by dividing the dollar amount granted by $35.46 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2013).

The RSUs are scheduled to vest 1/3 per year, on December 31 of 2014, 2015 and 2016. The amount the named executives will receive in cash depends on the trading value of our common shares at the time of vesting.

The PSUs are scheduled to vest on December 31, 2016 as long as the performance vesting criteria have been met.

The value shown in the table for PSUs is their target value, assumes 100% of the PSUs are paid out and that the performance multiplier is 1.0. The number of PSUs that actually vests, and the payout the named executives actually receive, will depend on our performance against the performance vesting criteria and can range from 0 to 200%. If the performance criteria are not met and the board decides that no PSUs will vest, the payout could be $0.

Payouts of RSUs and PSUs are increased by the amount they earn in dividend equivalents (in the form of dividend units) whenever we pay dividends on our common shares. See page 62 for information about RSUs and PSUs.

Pembina Pipeline Corporation • Management information circular	72

[7]	Option based awards
Option value is calculated as a percentage of base salary (see page 63). The options granted on March 12, 2014 expire on March 11, 2021. We calculated the number of options granted using the Black-Scholes option pricing model to estimate a value of approximately $3.48 per option. The following key assumptions were used in the model.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
4.21	17.4	1.8	5	39.90

This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but it is a consistent approach for compensation valuation purposes. It used a price of $39.90 per option, closing price of Pembina shares on the TSX on February 25, 2014, to set the number of options for board approval. The actual exercise price of the options is $39.53, the volume-weighted average price of Pembina shares on the TSX on five days before the grant date of March 12, 2014.
[8]	Cash bonuses for 2014, which were paid in 2015.
[9]	Includes all compensation related to our pension plans. The amount include service costs and other compensatory items in the defined benefit plan, including plan changes and earnings that are different from the estimated earnings. See page 75 for information about our pension plans.
[10]	Includes a car allowance, parking and business club memberships. The 2012 and 2014 numbers for Mr. Taylor included some unused vacation payout. Also includes the value of dividend units earned on RSUs and PSUs granted in 2014, calculated using $39.47 per share (the weighted average trading price of our common shares on the TSX for the 20 trading days ending December 31, 2014) and assumes dividend units will be earned at the current annualized dividend level ($1.72 for 2014).
[11]	The 2014 number for Mr. Gruszecki includes a lump sum payment pursuant to his employment contract relating to the acquisition of Provident.

Outstanding share-based and option-based awards

The table below shows all PSUs, RSUs and stock options outstanding at December 31, 2014.

	Option-based awards				Share-based awards
	Number of shares underlying unexercised options	Option exercise price ($)[3]	Option expiration date	Value of unexercised in-the-money options ($)[3]	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)		Market or payout value of vested share- based awards not paid out or distributed ($)
Michael Dilger	90,090	$39.53	March 11, 2021	253,153	16,632 RSUs	[1]	781,403 RSUs	[1]	–
President and CEO					43,804 PSUs	[2]	2,083,318 PSUs	[2]	–
					Total: 60,436		Total: 2,864,721		–
Peter Robertson	43,100	$39.53	March 11, 2021	121,111	9,539 RSUs	[1]	449,073 RSUs	[1]	–
Senior Vice					16,578 PSUs	[2]	788,450 PSUs	[2]	–
President, CFO					Total: 26,117		Total: 1,237,523		–
Stuart Taylor	32,330	$39.53	March 11, 2021	90,847	5,857 RSUs	[1]	275,108 RSUs	[1]	–
Senior Vice					12,806 PSUs	[2]	609,053 PSUs	[2]	–
President, NGL and Natural Gas Facilities					Total: 18,663		Total: 884,161		–
Paul Murphy	32,330	$39.53	March 11, 2021	90,847	5,857 RSUs	[1]	275,108 RSUs	[1]	–
Senior Vice					12,806 PSUs	[2]	609,053 PSUs	[2]	–
President, Pipeline and Crude Oil Facilities					Total: 18,663		Total: 884,161		–
Andrew Gruszecki	22,760	$39.53	March 11, 2021	63,956	4,683 RSUs	[1]	220,294 RSUs	[1]	–
Vice President, Oil					10,693 PSUs	[2]	508,559 PSUs	[2]	–
Sands & Heavy Oil					Total: 15,376		Total: 728,853		–

[1]	Includes:
•	1/3 of the RSUs granted for 2013 and scheduled to vest on December 31, 2015, and
•	2/3 of the RSUs granted for 2014 and scheduled to vest and be paid: 1/3 on December 31, 2015 and 1/3 on December 31, 2016.

Estimated at $42.34 per share (the closing price of our common shares on the TSX on December 31, 2014). Assumes dividend units will be earned at the current annualized dividend level ($1.74 per share) until the RSUs vest.

Pembina Pipeline Corporation • Management information circular	73

[2]	Includes (as long as the performance vesting criteria have been met):
•	PSUs granted for 2013 that are scheduled to vest on December 31, 2015; and
•	PSUs granted for 2014 that are scheduled to vest on December 31, 2016.
Estimated at $42.34 per share (the closing price of our common shares on the TSX on December 31, 2014). Assumes dividend units will be earned at the current annualized dividend level ($1.74 per year) until the PSUs vest, that 100% of the PSUs are paid out and that the performance multiplier is 1.0. See page 64 for information about the performance multiplier.
[3]	Option value is estimated at $42.34 per share (the closing price of our common shares on the TSX on December 31, 2014) less the stock option grant price of $39.53 per share x the number of outstanding options.

Value vested or earned during the year on short-, medium- and long-term incentives

The table below shows the value of options, RSUs and PSUs that vested in 2014, as well as the cash bonuses (non-equity incentive) earned for 2014.

	Option-based awards – value vested during the year[1] ($)	Share-based awards — value vested during the year[2] ($)	Non-equity incentive plan compensation — value earned during the year[3] ($)
Michael Dilger President and CEO	0	1,656,113	865,000
Peter Robertson Senior Vice President, CFO	0	1,155,880	297,413
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	0	582,458	359,288
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	0	568,444	343,819
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	0	138,417	239,844

[1]	The named executives did not receive option-based awards before 2014. None of the options they received in 2014 vested in 2014.

2 Share-based awards include payouts of RSUs and PSUs that vested on December 31, 2014, along with the dividend units they earned to December 31, 2014:

•  the final 1/3 of the RSUs granted for 2012;

•  the second 1/3 of the RSUs granted for 2013;

•  the first 1/3 of the RSUs granted for 2014; and

•  all of the PSUs granted for 2012, calculated using a performance multiplier of 1.56 (see page 67).

Dividends were paid each year as follows: 2012: $1.605; 2013: $1.645; 2014: $1.72
[3]	Cash bonuses for 2014, which were paid in 2015.

Pembina Pipeline Corporation • Management information circular	74

Pension plan benefits

All full time employees are enrolled in the Pembina Pension Plan (the pension plan), which is registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta). The Income Tax Act (Canada) limits the amounts that can be contributed and paid out under the plan. We also offer a supplementary retirement plan. You can find more information about these plans in Note 22 to our 2014 audited consolidated financial statements (on our website, www.pembina.com).

Pension plan

The pension plan includes a defined contribution plan and a defined benefit plan. Eligibility and contribution levels are based on a point system calculated by adding the participant's age and the number of years of service with Pembina on January 1 of the calendar year:

•	under 50 points — employees are enrolled in the defined contribution plan;
•	50 points or more — employees are enrolled in the defined benefit plan; and
•	all executives are enrolled in the defined benefit plan.

Early retirement starts at age 55 and normal retirement is the first day of the month on or after the employee turns 65. The employee must be with Pembina for two years before he or she can start receiving benefits under the pension plan.

Defined contribution plan

This plan is designed to satisfy retirement planning objectives of early and mid-career employees. Employees are not allowed to contribute to the defined contribution plan, and employees choose how they want to invest the money.

We contribute to the defined contribution plan as follows:

•	5% of the employee's base earnings semi-monthly for employees with less than 40 points; and
•	10% of the employee's base earnings semi-monthly for employees with between 40 and 50 points.

Defined benefit plan

Employees are not allowed to contribute to the defined benefit plan. The basic benefit is 1.4 percent of the employee’s highest three year average base salary in the final 120 months of employment. If the employee retires early, the pension benefit is reduced by 0.25% for each month before the employee turns 62.

Liabilities under the defined benefit plan are secured by assets that are segregated from our general assets and held in trust.

Supplementary retirement plan

Employees can also earn supplementary benefits under our supplementary retirement plan. This plan is designed to provide benefits to employees beyond the limitations imposed by the Income Tax Act (Canada). The supplementary plan pays benefits for 120 months.

The total benefit under both the defined benefit and supplementary retirement plans cannot be more than 1.4 percent of the employee’s highest three year average base salary in the final 120 months of employment, multiplied by his or her defined benefit pensionable service.

Liabilities under the supplementary plan are unsecured.

Pembina Pipeline Corporation • Management information circular	75

Annual pension benefits payable

The table below shows the total estimated annual benefits payable to each named executive under the defined benefit and supplementary retirement plans, and the present value of our accrued obligation.

	Years of	Annual benefits payable ($)			Defined benefit obligation at	Compensatory	Non- compensatory	Defined benefit obligation at
	credited service	At year end		At age 65[1]	start of 2014 ($)	change ($)	change[2] ($)	end of 2014 ($)
Michael Dilger	9.8333	65,697		184,205	704,567	255,825	245,359	1,205,751
President and CEO
Peter Robertson	29.0833	131,740	[3]	131,740	1,976,445	72,137	410,955	2,459,537	[3]
Senior Vice President, CFO
Stuart Taylor	14.0000	25,657		87,111	271,482	86,862	83,701	442,045
Senior Vice President, NGL and Natural Gas Facilities
Paul Murphy	3.8333	17,733		73,173	171,084	79,072	55,848	306,004
Senior Vice President, Pipeline and Crude Oil Facilities
Andrew Gruszecki	2.7500	12,427		33,326	110,008	61,455	29,470	200,933
Vice President, Oil Sands & Heavy Oil

[1]	At age 65 or attained age if older than 65.
[2]	The non-compensatory change is the increase or decrease in our accrued obligation for reasons not related to the compensatory change. It includes interest on accrued obligations at December 31, 2014 and changes to mortality rate tables and discount rates.
[3]	Based on Mr. Robertson’s actual pension form on his retirement date of December 31, 2014.

Pembina Pipeline Corporation • Management information circular	76

Termination and change of control

The table below shows the payments we will make to the named executives and other senior officers when employment is terminated or there is a change of control of the corporation, as specified in their employment agreements.

	Cash payment	Share unit plan	Stock option plan
Retirement • 65 or older, or • 55 or older with at least three years of service, when age plus years of service is 65 or more, and • in either case, the board approves	• none	• grants made during the retirement year are prorated to the retirement date • unvested RSUs and PSUs vest as though the executive is still employed with the company	• vested options and options that become vested can be exercised within two years from the last day of active employment or until the option expires (whichever is earlier)

Disability	• none	• unvested RSUs and PSUs vest as though the executive is still employed with the company	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Resignation	• none	• unvested RSUs and PSUs are forfeited and cancelled	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Death	• none	• all unvested RSUs and PSUs vest as of the last day of work and the board determines the performance multiplier for PSUs unless specified otherwise in the grant agreement	• unvested options expire immediately • vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later)

Constructive dismissal	• retirement allowance (see below)	• same as retirement	• same as retirement

Termination without cause	• retirement allowance (see below)	• same as retirement	• same as retirement

Termination with cause	• none	• same as resignation	• options expire immediately

Change of control [1]	• none

•  unvested RSUs and PSUs become fully vested and are paid out on the effective date of the change of control (or as soon as possible after), including all dividend units.

•  the board determines the performance multiplier for the PSUs before the effective date of the change of control, or the performance multiplier will be at target level

• option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except in certain circumstances[2]

[1]	If the CEO, CFO, or senior vice presidents are offered continued employment on comparable terms, RSUs and PSUs granted will not vest or be paid out and will continue to vest according to their terms, in respect of the successor issuer.

Pembina Pipeline Corporation • Management information circular	77

[2]	The exceptions are:
•	the transaction does not provide for substitution or replacement of Pembina's common shares;
•	the board (acting reasonably) determines that substituting or replacing Pembina's shares is not practical to implement or would result in adverse tax consequences for option holders; and
•	the replacement securities are not (or will not be) listed and posted on a recognized stock exchange.
In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board of director's discretion.

Retiring allowances

We grant cash payments called retiring allowances for:

•	termination without cause;
•	constructive dismissal (within 180 days of a fundamental change in employment); and
•	failure to provide a comparable position and duties and same or comparable compensation and benefits after a change of control (within 180 days of the effective date of the transaction).

These are defined in the employment agreements. Under these circumstances, executives are entitled to receive a cash payment equal to:

•	the notice period specified in the executive's contract (2 years for all named executives)

multiplied by

•	the sum of the executive's:
•	salary for the current year
•	another 20% of current salary (in lieu of employment benefits and certain other payments)

• the simple average of annual short-term incentive award for the past three years.

The named executives can choose to receive the full amount in a lump sum within 30 days of their termination date, or in two equal payments over two years. Payments will not be reduced by any amounts the executive earns after leaving Pembina.

Our retiring allowances include standard confidentiality provisions, effective for two years, and non-competition provisions for varying time periods. As a condition of payment, the executive releases Pembina from any further obligation or liability and also agrees to maintain their share ownership requirements for a period of one year.

How we define change of control

The definition of change of control is different for the executive employment agreements, the share unit plan and the stock option plan.

Executive employment agreements

One of the following:

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	an acquisition requiring shareholder approval;
•	dissolution, liquidation or winding-up of the company;
•	change in the composition of our board following a contested election of directors or a meeting of our shareholders with an item of business related to director election or another transaction, when the directors before the event no longer constitute a majority of directors after the event; and
•	another comparable event, as determined by the board.

Share unit plan

One of the following (unless the CEO, Senior Vice President(s) and CFO, are offered continued employment on comparable terms):

•	acquisition of 50% or more of our issued and outstanding voting securities;
•	sale of more than 50% of our net assets;
•	dissolution, liquidation or winding-up of the company;
•	an acquisition requiring shareholder approval;
•	the majority of directors step down from the board; and
•	another comparable event, as determined by the board.

Pembina Pipeline Corporation • Management information circular	78

Stock option plan

One of the following:

•	completion of a merger, amalgamation or an arrangement;
•	sale of all or substantially all of our assets and undertakings; and
•	become subject to a takeover bid or another comparable transaction.

Estimated payments

The following table shows the estimated incremental payments that would have been paid to each of the named executives if they had been terminated on December 31, 2014 (with and without a change of control):

				Share unit plan payments[5]		Option plan payments[6]		Totals
				($)		($)		($)
Name	Salary[1] ($)	Annual incentive bonus[2] ($)	Benefits and perquisites ($)	Termination without cause/ constructive dismissal[3,4]	Change of control and termination[4,5]	Termination without cause/ constructive dismissal[6]	Change of control and termination[6]	Termination without cause / constructive dismissal	Change of control and termination
Michael Dilger President and CEO	1,140,000	1,276,667	228,000	2,864,721	2,864,721	253,153	253,153	5,762,541	5,762,541
Peter Robertson[7] Senior Vice President, CFO	0	0	0	0	0	0	0	0	0
Stuart Taylor Senior Vice President, NGL and Natural Gas Facilities	750,000	567,032	150,000	884,161	884,161	90,847	90,847	2,442,040	2,442,040
Paul Murphy Senior Vice President, Pipeline and Crude Oil Facilities	750,000	560,373	150,000	884,161	884,161	90,847	90,847	2,435,381	2,435,381
Andrew Gruszecki Vice President, Oil Sands & Heavy Oil	266,540	132,000	53,308	728,853	728,853	63,956	63,956	1,244,657	1,244,657
[1]	2014 base salary x notice period (see page 78).
[2]	Notice period x average of the annual incentive bonuses in 2012, 2013 and 2014.
[3]	On a termination without cause, or constructive dismissal, RSUs and PSUs continue to vest as though the individual were still employed with Pembina, so these amounts are not immediately payable.
[4]	Estimated at $42.34 per share (the closing price of our common shares on the TSX on December 31, 2014). Assumes dividend units will be earned at the current annualized dividend level ($1.74 per year) until they vest.
[5]	Amounts under the share unit plan are payable following a change of control only if the CEO, Senior Vice Presidents and CFO are not offered continued employment on comparable terms. See page 77 for more information.
[6]	Option value is estimated at $42.34 per share (the closing price of our common shares on the TSX on December 31, 2014) less the stock option grant price of $39.53 per share x the number of outstanding options.
[7]	Mr. Robertson retired on December 31, 2014.

Pembina Pipeline Corporation • Management information circular	79

Information about the long-term incentive plans

Securities authorized for issue under equity compensation plans

Authorized for issue from treasury under our long-term incentive plans at the end of 2014.

•	Dilution of issued options as a percentage of common shares outstanding as of December 31, 2014: 2.9%
•	2014 grants as a percentage of common shares outstanding: 2.0% (2013: 0.6%)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,691,604	$40.71	5,666,745
Total	9,691,604	$40.71	5,666,745

1 9,393,110 shares issuable pursuant to options granted under the 2011 stock option plan (as amended in 2014) with a weighted average exercise price of $41.41, and 298,494 shares issuable pursuant to the fund option plan, which was closed in 2010 (see page 83), with a weighted average exercise price of $18.60.

Share unit plan

Introduced in 2010

Plan administration

The share unit plan is administered by our board.

Pembina grants awards based on rules and decisions made by the board, including:

•   whether awards should be granted;

•   when awards will be granted;

•   who will receive awards;

•   grant dates, performance and vesting periods;

•   the fair market value of common shares;

•   how the number of RSUs and PSUs granted will be determined;

•   time, performance and other vesting conditions (including multipliers);

•   setting, changing and rescinding plan and grant agreements, regulations and terms;

•   interpreting the plan and any related grant agreements; and

•   all other decisions needed to administer the plan.

The board can delegate its administrative duties to a committee, its members or the company's executive officers, or to agents or third-party administrators, if allowed by law and the board's mandate and subject to the plan's rules and other restrictions.

Changing the plan

The board can make changes to the plan without shareholder approval, but grant holders must consent to any changes that could affect them negatively.

At any time, the board may decide to:

•   accelerate vesting related to all or a percentage of the RSUs or PSUs attached to an award;

•   waive any term or condition attached to an award; and

•   decide that a term or condition attached to an award has been satisfied before a change of control event occurred.

It may also decide that payment and settlement will happen immediately, or be effective immediately before (and conditional upon) the effective date of a change of control.

The board can also make changes to prevent dilution or enlargement of rights granted under the share unit plan as the result of a change of control event that affects our common shares.

Plan changes may also need to be approved by applicable regulators.

Closing the plan	The board can suspend or terminate the plan at any time.
Change of control	See Termination and change of control on page 77.

Pembina Pipeline Corporation • Management information circular	80

Stock option plan (as amended in 2014)

Introduced in 2011 and amended in 2014

Plan administration	The stock option plan is administered by our board. Pembina grants awards based on rules and decisions made by the board, including when options are granted, when they vest and when they expire.
Eligibility	All employees
Award	Options to buy common shares. Options cannot be assigned or transferred.
Shares reserved and available

16,000,000 common shares (7,000,000 under the original 2011 plan, plus an additional 9,000,000 in 2014) have been reserved for issue under the plan (4.7 percent of currently issued and outstanding common shares as at the date hereof). We have issued 945,313 common shares pursuant to option exercises under the plan since its inception in 2011, and therefore there are 15,054,687 common shares remaining for future issuance.

This will be increased by 7,000,000 common shares to a total of 22,054,687 issuable for outstanding options and available for future grants, if shareholders approve the proposed increase (6.5 percent of currently issued and outstanding common shares as at the date hereof).

Shares reserved for options that are cancelled or expire are immediately re-reserved for the plan and available to issue in the future.

Shares issuable and outstanding Also see Note [26] to our audited consolidated financial statements for the year ended December 31, 2014

As at March 19, 2015 there were 10,138,162 common shares issuable on the exercise of outstanding options granted under the stock option plan:

•   exercise prices: from $25.28 to $52.01

•   average weighted exercise price: $41.43

•   expiration dates: from August 2, 2018 to March 12, 2021

In addition, as at March 19, 2015, there were 305,644 common shares issuable on the exercise of outstanding options granted under the fund option plan (see page 83). Common shares issuable under the fund option plan represent approximately 0.09% of our issued and outstanding common shares as at March 19, 2015.

Granting and issuing stock options

If shareholders approve the proposed rule for issuing stock options and related plan amendment (see page 8), the board will grant options once a year, to be issued on one or more days during the year as specified at the time of the grant. The exercise price will be the volume-weighted average trading price of our common shares on the TSX in the five business days immediately before the issue date.

Vesting, expiry and payout

Vesting and expiry determined by the board of directors, but expiry date can't be longer than seven years following the date of grant of the options.

Historically, the board has granted options with a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by ten business days if the options expire on or within 10 days of a trading blackout.

Each option that vests can be used to buy one Pembina common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options are issued.

Financial assistance	The plan does not provide financial assistance to help participants exercise their options.
Cashless exercise	If the board approves, a participant may receive common shares with a market value equal to the “in the money” value of an option at the time it is exercised. In that case, the number of common shares issued to the participant, and not the number of underlying common share reserved for issue under the option will be deducted from the plan.
Termination and change of control

For all termination except termination for cause (subject to terms set out in a board resolution granting options, in the certificate evidencing the options, or in an employment agreement):

• unvested options expire immediately; and

Pembina Pipeline Corporation • Management information circular	81

•   vested options can be exercised within 90 days of notice of termination or last day of active employment (whichever is later).

For termination for cause:

•   unvested options expire immediately; and

•   vested options are forfeited.

On change of control:

•   Option holders are granted the number of securities of the successor issuer they would have received if their options to buy shares had been exercised immediately before the transaction, except when:

•   the transaction does not provide for substitution or replacement of Pembina's common shares;

•   the board (acting reasonably) determines that a substitution or replacement of Pembina's shares isn't practicable or that it would result in adverse tax consequences for option holders; or

•   the replacement securities are not (or won't be) listed and posted on a recognized stock exchange.

In these cases, outstanding options will fully vest and can be exercised before the transaction is completed. Unexercised options will be forfeited and cancelled without compensation subject to the board of director's discretion.

A change of control is defined as one of the following:

•   completion of a merger, amalgamation or an arrangement; or

•   sale of all or substantially all of our assets and undertakings become subject to a takeover bid or another comparable transaction

Limits

Any one individual: 5% of the (non-diluted) issued and outstanding common shares (or 340,449,023 common shares as at March 19, 2015) at the grant date, less the aggregate number of common shares reserved for that individual under any other equity-based compensation arrangement.

All insiders (as a group): 10% of the (non-diluted) issued and outstanding common shares at the grant date, less the aggregate number of common shares reserved for insiders under any other equity-based compensation arrangement.

Single year limit:

Individual insiders: same as individual limit, but excluding shares issued to the insider under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

All insiders (as a group): same as insider group limit, but excluding shares issued to insiders as a whole under the stock option plan or any other equity-based compensation arrangement in the preceding one-year period.

Note: Because insiders are currently expected to participate in our Share unit plan and would not be eligible to participate in the Stock option plan, we do not expect to issue options to insiders under this plan.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively.

The following changes require approval of a majority of shareholders:

•   increasing the number (or percentage) of shares that can be issued through the plan;

•   making a change that will reduce the exercise price of an outstanding option (including by cancelling and reissuing the option);

•   extending the expiry date of an option (except to avoid a trading blackout period);

•   adding new types of eligible participants;

•   changing the plan to let participants transfer or assign options (other than to a family member, an entity controlled by the participant or their family member, a charity or for estate planning and settlement purposes), unless the changes are due to a change of control or to prevent dilution; and

•   making changes to types of changes that can be made to the plan.

Plan changes may also need to be approved by applicable stock exchanges.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Closing the plan	The board can suspend or terminate the plan at any time.

Pembina Pipeline Corporation • Management information circular	82

Fund option plan

This plan was closed in 2010

Plan administration	The fund option plan is administered by our board.
Eligibility	Directors, officers and employees were eligible to receive options under the plan.
Award	Options to buy Pembina common shares. No options have been granted under this plan since September, 2010.
Shares issuable and outstanding

As at March 19, 2015, there were 305,644 common shares issuable on the exercise of outstanding options granted under the plan:

•  exercise prices: from $14.84 to $19.17

•  average weighted exercise price: $18.57

•  expiration dates: from March 30, 2015 to September 14, 2017.

The options cannot be assigned or transferred.

Vesting

Options have a seven-year term that vest over three years, beginning one year after the grant date.

Expiry can be extended by ten business days if the options expire on or within 10 days of a trading blackout.

Payout

Each option that vests can be used to buy one common share. The price will be at least the volume-weighted average trading price of our common shares on the TSX in the five days immediately before the options were approved.

Changing the plan

The board can make changes to the plan without shareholder approval, but option holders must consent to any changes that could affect them negatively. All changes must receive prior approval from the TSX.

It can make the following changes without shareholder approval:

•   "housekeeping" changes;

•   correcting a clerical or typographical error or an inconsistency with our declaration of trust;

•   changing the timing and terms of vesting of options granted under the plan;

•   terminating provisions of an option granted under the plan as long as the change does not extended the option's expiry date;

•   avoiding inconsistency with, or changing provisions to ensure that, an option holder is not subject to unfavourable treatment under the Income Tax Act or other tax laws;

•   adding a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying common shares from the number reserved for issuance under the plan; and

•   other matters that the TSX may approve from time to time.

Anti-dilution provisions	The plan includes standard provisions to prevent dilution if there is a change in our capital structure.
Financial assistance	The plan does not provide financial assistance to help participants exercise their options.

Pembina Pipeline Corporation • Management information circular	83

6. Other information

Interest in the business of the meeting

To the best of our knowledge, none of the following people has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the meeting (other than the election of directors):

•	anyone who has been a director or executive officer of Pembina at any time since the beginning of January 1, 2014;
•	any of the nominees for director; and
•	any of their associates or affiliates.

Interest in material transactions

To the best of our knowledge, none of the following people has a material interest, direct or indirect, in any transaction since January 1, 2014 or in any proposed transaction that has materially affected or will materially affect the company or any of our subsidiaries:

•	anyone who beneficially owns or exercises control or direction over 10 percent or more of our common shares;
•	any of the nominees for director; and
•	any of their associates or affiliates.

Indebtedness to the company

None of the following people is currently indebted to the company or any of its subsidiaries, or has been at any time since January 1, 2014:

•	any current or former director or executive officer of Pembina;
•	any of the nominees for director; and
•	any of their associates or affiliates.

About non-GAAP and additional GAAP measures

We use several supplementary measures to evaluate the performance of our company and our business because we believe they give us a better understanding of our results from operations, leverage, liquidity and financial positions.

These are considered supplementary because they are not defined by General Accepted Accounting Principles (GAAP) and do not have a standard meaning, so may not be comparable to similar measures presented by other issuers. Readers should not use them as an alternative to GAAP measures when assessing our performance. For more information about financial measures that are not defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the "Non-GAAP and Additional GAAP Measures" section of our MD&A for the year ended December 31, 2014.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is a non-GAAP measure. It is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. Excluding unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact. We believe EBITDA provides useful information to investors because it is an important indicator of our ability to generate liquidity through cash flow from operating activities. Investors and analysts also use EBITDA to assess financial performance and value issuers, including calculating financial and leverage ratios. We use EBITDA to set objectives and as a key indicator of our success.

Pembina Pipeline Corporation • Management information circular	84

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure. It is calculated as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and less preferred share dividends declared. Preferred share dividends are excluded because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense because this allows us to better assess our interest obligations, dividend payments and other commitments. We believe adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. We use adjusted cash flow from operating activities to set objectives and as a key indicator of our ability to meet our obligations.

Operating margin

Operating margin is an additional GAAP measure. It is calculated as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. We believe operating margin provides useful information to investors for assessing the financial performance of our operations. Management uses operating margin in setting objectives and views it as a key indicator of our success.

Pembina Pipeline Corporation • Management information circular	85